
03057893
PE
12-31-02
MAY 2 2003

Questions

Straight talk about
our business
and our future.


PROCESSED
MAY 05 2003
THOMSON
FINANCIAL


OCA
sm

Orthodontic Centers
of America, Inc.
Annual Report 2002

Answers

Company Profile:

Our Mission:

2



LETTER TO STOCKHOLDERS

6



QUESTIONS & ANSWERS

10



STRAIGHT TALK

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59

Financial Highlights

Year Ended December 31,	2002	2001	2000	2002-2001 % Chg.	2001-2000 % Chg.
(in thousands, except per share and percentage data)					
Statement of Income Data:					
Fee revenue	$439,606	$350,954	$268,836	25.3%	30.5%
Operating profit	99,487	103,965	80,002	(4.3)%	30.0%
Income before income taxes	93,487	98,207	76,271	(4.8)%	28.8%
Income	58,196	61,134	47,722 [1]	(4.8)%	28.1%
Income per share (diluted)	$ 1.13	$ 1.21	$ 0.96 [1]	(6.6)%	26.0%
Weighted average shares outstanding (diluted)	51,463	50,438	49,845	2.0%	1.2%
Balance Sheet Data:					
Cash and cash equivalents	$ 7,522	$ 14,172	$ 4,690	(46.9)%	202.2%
Working capital	89,520	29,543	39,573	203.0%	(25.3)%
Total assets	607,245	576,310	367,947	5.4%	56.6%
Total debt, net of current portion	102,511	130,564	58,575	(21.5)%	122.9%
Total equity	442,860	389,452	287,196	13.7%	35.6%

[1] *Before cumulative effect of change in accounting principles.*

Fee Revenue *(in millions)*

OCA's fee revenue is dependent upon patient activity at OCA affiliated practices. The compounded annual growth rate for fee revenue from 1993 through 2002 was 42%.



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Dollar Value of New Patient Contracts *(in millions)*

This table depicts the dollar value of new patient contracts at OCA affiliated practices. We believe this is the best predictor of future revenue performance.



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Patient Case Starts *(in thousands)*

This chart details the number of new patients who started treatment at OCA affiliated practices. The compounded annual growth rate of patient case starts over this period was 38%.



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Earnings Per Share [2]

Earnings per share have grown at a compounded annual growth rate of 27% over the past seven years, highlighting our ability to add value. [2]



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[2] *Excluding non-recurring recruiting expense and noncash asset impairments totaling $0.19 per share, net of income tax benefits, in 2002 and before cumulative effect of change in accounting principles in 2000 and 1999.*

TO OUR OWNERS



Bartholomew F. Palmisano, Sr.
Chairman, President and Chief Executive Officer

ANSWERS

You've got questions, and we've got answers. This annual report is full of them. We are using this annual report to explain why we're still here doing the right thing and still doing it well. Our future is secure because providing something of value that truly benefits customers will always work.

We've been around a long time doing what we do best. A lot has changed since we began operating in 1985. Most of the analysts who covered us when we became a public company in 1994 are gone. The names of most of the investment banks have changed. The physician practice management companies (PPMs), as different from OCA as night is from day, are virtually all gone. Although much has changed, we are still thriving.

Since our IPO in 1994, we have enjoyed sustained growth at rates we could only imagine when we started the Company in the 1980s. Our compounded annual growth rate in fee revenue since our IPO is 43%. In 2002, we perpetuated our double-digit growth by merging with OrthAlliance and helping our existing affiliated practices grow. 2002 was the first year we generated more cash from our operations than we used to fund our growth. It was also the first time we reinvested excess cash in the repurchase of the Company's common stock.

In many ways, OCA is maturing and transforming from a small company into a larger company. We have built a scalable infrastructure that is capable of supporting many more practitioners. I am excited about the opportunities generated by our systems to serve a much greater population of doctors. Our success boils down to a few key factors – superior execution, sound discipline and a winning economic model.

Who We Are

Before I address some of the financial and operational topics for 2002 and the coming year, I would like to clarify who we are. We are a **Business Services Company**. We surround orthodontists and pediatric dentists with the business services and marketing expertise to free them to see patients and concentrate on practicing their profession. We also provide growth capital and financial backing to affiliated practices, allowing them to take entrepreneurial risks. We are unique from all others in our market because we are a single source provider of proprietary information technology, person-to-person services and growth capital. I believe that no one else has the full complement of services that we provide.

2002 Financial Results

2002 was a successful and constructive year for us. We reported earnings per share for the year of $1.13. We reported earnings per share of $1.32 per share during 2002 after excluding a non-recurring recruiting expense and noncash asset impairments totaling $0.19 per share (net of income tax benefit), a 9.1% increase over the prior year results. We reported record fee revenue of $439.6 million in 2002, up 25.3%

> "Orthodontic Centers of America, Inc. is a business services company. We surround healthcare practitioners with quality business services, financial support and marketing to free them to practice their profession."

from 2001, reflecting a full year of including OrthAlliance and our other growth initiatives. For the first time, we generated more cash from our operations than we used to fund our growth in the year, as we reported $21.3 million of fee cash flow in 2002. New patient contract dollars grew to $788 million in 2002 or 23.0% over 2001. Patients under treatment by our affiliated practices grew by 12.4% to about 544,000 at year end 2002, compared to about 484,000 at year end 2001, and new patient contracts grew 21.0% during 2002 to about 242,000.

2002 also presented some challenges that should make us stronger in the long-term. We settled a lawsuit with a former recruiter during the second quarter of 2002, resulting in a non-recurring recruiting expense of approximately $0.16 per share, net of income tax benefit. In addition, we incurred approximately $0.03 per share, net of income tax benefit, in asset impairments, primarily from closing administrative offices in the U.S. and Japan. We continued to address disputes with OrthAlliance affiliated practices that we inherited when we merged with OrthAlliance in 2001. Although some additional OrthAlliance affiliated practices stopped paying us service fees in 2002, which impacted our fee revenue, a number of other practices amended their service agreements and began using our powerful suite of systems. We continue to believe that the benefits from our OrthAlliance affiliated doctors far outweigh the negatives. We view our investment in OrthAlliance like any of our single practice affiliations–it was a decision based on the long-term.

Executive Appointments and Corporate Governance

In May 2002, Dr. Dennis J.L. Buchman began overseeing our Doctor Relations group, which works closely with our affiliated practitioners to foster communication and address operational and growth issues. Dennis and his team play a critical role in building and maintaining strong relationships with affiliated practices, which is key to our continued success. Dennis also serves as our Executive Vice President and chairs our Doctors Advisory Board, which provides us with valuable input from the doctors' perspective. Dennis is also a member of our Board of Directors. He brings over 20 years of experience as a practicing orthodontist, much of that in affiliation with OCA.

Even before he began working with us full-time in 2001, Dennis assisted us for a number of years with doctor relations and recruiting. We are fortunate to have someone with Dennis' experience, talent and enthusiasm.

In October 2002, we announced the appointment of Thomas J. Sandeman as Chief Financial Officer. Tom brings to OCA decades of financial management experience with public companies. Tom has already made a positive impact on the financial management of our business, especially in enhancing our financial disclosure. Besides bringing a strong accounting background to our organization, Tom has experience and expertise in managing corporate governance activities. As such, he has been charged with the responsibilities of ensuring our compliance with the Sarbanes-Oxley Act of 2002 and with strengthening our governance policies and standards.

Operational Initiatives

We made a great deal of progress in enhancing services to our affiliated practices.

First, we invested in training and communication with our affiliated practices. We conducted two doctor meetings, allowing us to meet face-to-face with hundreds of our affiliated practitioners. Doctor meetings are critical for receiving feedback, providing continuing education and relationship building. In addition, we conducted two manager training meetings in Biloxi, Mississippi, with hundreds of office managers in attendance. During the year, we implemented our ongoing "Basic Training" courses at our headquarters in Metairie, Louisiana. We brought in office staff from all over the country to train them on OCA's systems and operations. We also significantly expanded our Practice Enhancement Team, which monitors, consults and routinely communicates with our affiliated practices.



OCA is focused on four primary drivers of growth

Assist existing affiliated practices	International Investment
Offer a portion of services to general dentists	New affiliations

In addition, we continued to leverage our investment in information technology. For example, we significantly expanded the product offerings and shopping features of our online purchasing system. We also introduced the latest, and much anticipated, dimension of our patient software – clinical charting and electronic patient records. These additions allow our affiliated practices to move closer to becoming virtually "paperless." We also began implementing centralized patient fee collections. I believe this feature will result in significant savings and efficiencies. We also tailored a version of our practice management software to meet the unique needs of affiliated pediatric dentists, which in turn opens the door to serving the broader dental community.

Taking the Next Step

I am excited about our growth prospects. I believe that four primary factors will drive our growth in the future. First, we will assist our existing affiliated practices in becoming bigger, more efficient and more profitable. Second, we will continue to invest internationally. Third, we will begin to offer a portion of our services to general dentists for a monthly fee through a new services-only business model. Finally, we will selectively engage in new affiliations in targeted areas.

Based on the feedback from our affiliated practitioners and our own assessments, our affiliated practices still have significant room for growth. We believe our return on invested capital for existing affiliated practices is much higher than investing in new affiliations. Growth from existing affiliated practices generally requires little in the way of investment in intangible assets from acquiring or amending service agreements. We have found that our affiliated practices can add additional offices and associates and achieve a much higher volume of revenue and profit. They can do so without adding a significant burden to the owner of the practice or reducing the quality of care. This is leverage – facilitated by our capital, our systems and our ability to assist our affiliated practices in attracting patients to the practices through advertising. We have already recommended increases in treatment



As of December 31, 2002, the Company was affiliated with 371 practices in five countries. This graph shows OCA's growth in terms of its affiliated practices from 1994 to 2002.



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"We have built a tremendous platform for future growth. I am confident we have the systems, the people, the energy and resolve to significantly expand our customer base."

fees charged by our affiliated orthodontic practices this year. Also, we are offering attractive incentives to our affiliated practices to adopt clearly defined growth initiatives.

I also believe we have the ability to grow the market for orthodontics abroad, especially in Japan. We are now poised for sustained, strong growth in that market. We look forward to increased revenue growth in Japan, along with our other foreign operations in 2003.

An area that I am very enthusiastic about is the expansion of our services beyond our focus in orthodontics to include the population of approximately 150,000 U.S. dentists. Several dental management groups came to us in 2002 for assistance in providing systems and services to their practices. We will begin testing our new concept, which we have branded "OCA Outsource," during 2003. We will move toward aggressively penetrating the market in 2004. This concept is a unique approach to delivering business services to general dentists, without investing in assets through a traditional affiliation. I believe we will grow in this area because we are a single source provider of a vast array of business services. Our competitors only have selected niches with little breadth of offerings. Our services are high quality, some say "addictive." We believe we will harvest additional value from our systems investment and scalable infrastructure.

From a financial perspective, we plan to grow earnings per share by investing in repurchases of our stock. We view buying back stock, especially at current market prices, as an excellent use of capital for positive impact for our shareholders. We will take advantage of the stock buyback opportunity when the timing is right. Buying back stock is a long-term initiative for us. We will do as much as we can in this area without jeopardizing our liquidity and the growth of our core operations.

In closing, I am pleased with our overall performance in 2002, and I am invigorated by where we can go together in the future. We have built a tremendous platform for future growth. I am confident we have the systems, the people, the energy and resolve to significantly expand our customer base. I appreciate the wonderful opportunity that your investment has provided.

Sincerely,

Bartholomew F. Palmisano, Sr.
Chairman, President, Chief Executive Officer and Co-founder

Q&A

Questions

Q: How will OCA grow in 2003?

A: The Company's focus for 2003 includes:

- **Growing revenue and profit margins of existing affiliated practices.** Our goal is generally the same as that of our affiliated practices – to increase profits. OCA's support activities and systems are designed to help its affiliated practices grow and prosper. We possess immense capacity for same-practice growth. If a practice needs a new office, we will build it. If they need more junior practitioners, we will recruit them. If they want savings on supplies, they can use our online purchasing system. If they want a tailored advertising campaign, we will develop and execute it. We will pursue clearly defined growth initiatives, hand-in-hand with our affiliated practices.

- **Continuing to integrate OrthAlliance.** OCA will help OrthAlliance affiliated practices grow and increase their profitability. We continue to work with OrthAlliance affiliated practices to implement our systems. We believe we can build on the success that we have already experienced from including OrthAlliance as part of OCA's system.

- **Recruiting additional practitioners.** Our growth no longer focuses on investing big dollars in new affiliations. We will generally target orthodontists and pediatric dentists who do not yet have their own practices. We are finding that many young orthodontists and pediatric dentists want help starting their own practices. OCA has an excellent track record of placing younger professionals with senior practitioners or in helping them start their own practices. We have also found that many of our existing affiliated orthodontists could benefit from additional clinical assistance. This help can come from general dentist assistants, provided that they are properly trained. We are working on a solution for long-term specialist training as a means to provide more manpower.

- **Preparing to offer services to a broader population of practitioners.** In addition to providing services historically provided to orthodontists, OCA will provide services to an additional segment of practitioners - general dentists. The primary difference will be our contractual arrangements, in that we do not plan to affiliate with general dentists in the traditional sense. Our service fees will likely be charged as a flat monthly payment.

Q: What will the Company look like in five to ten years?

A: Our long-term goal is to be known as a broad-based services company, with much more emphasis on a services platform than traditional affiliations. We believe that the Company will be serving a vast population of practitioners of all types – general dentists and medical doctor specialists – in addition to its core business of serving orthodontists and pediatric dentists. We also believe that OCA will be located in more markets throughout the world. We will accomplish this goal by being what we have always been (and what our competitors have not): a single source provider of business services with integrated information systems and the people to back them up.

Q: Will OCA repurchase more stock?

A: Repurchasing stock is a priority for OCA. We believe that it is an effective way to create more value for stockholders. We negotiated flexibility for stock repurchases into our credit facility, but that flexibility is governed by certain covenants and ratios. We intend to do as much as we can in this area without compromising liquidity and growth. Over the long-term, OCA is committed to buying back stock and generating free cash flow for this purpose.

Answers

Q: How does OCA derive its fee revenue?

A: We provide business services to affiliated practices in exchange for service fees. Our service fees are generally based on the financial performance of affiliated practices – usually calculated based upon a percentage of patient revenues or operating profit – plus reimbursement of practice-related expenses.

Our service fees include reimbursement of the practice's operating expenses, because we generally pay the operating expenses on behalf of affiliated practices.

We have two primary types of service fee arrangements. The first is one in which our service fee is calculated based on a percentage of the affiliated practice's patient revenue (generally 17%), plus reimbursement for the practice's operating expenses. This approach is used in agreements with many of the OrthAlliance affiliated practices.

The second type of service fee arrangement is one in which our service fee is calculated based on a percentage of the practice's operating profits (generally 40%), plus reimbursement for the practice's operating expenses.

We recognize fee revenue in the following way. First, we straight-line total patient contract balances – that is, we allocate the total patient contract balances on a straight-line basis over the terms of the patient contracts (which generally average about 26 months).

Then, we subtract the doctors' retention – which consists of (1) patient fees collected and retained by affiliated practices under the terms of their service agreements and (2) patient fees that are not collected but that we estimate will be retained by affiliated practices in the future.

Finally, we offset a portion of the doctors' retention by adding the amount of certain unreimbursed practice-related expenses. We incurred these expenses on behalf of affiliated practices and recorded them as expenses in our financial statements. We only recognize these unreimbursed expense amounts to the extent affiliated practices generate enough patient fees receivable to secure reimbursement.

During fiscal years 2000, 2001 and 2002, fee revenue averaged about 80% of the straight-line allocation of total patient contract balances for each year.

Important Note: Practitioners are not OCA employees, and the Company does not pay the compensation to the practitioner, nor is the practitioner's income included in our financial statements. Rather, the practitioner's income is derived by the practitioner from his or her own practice. The practitioner is the owner of his or her practice, and like any business owner, his or her compensation can be said to represent the income generated by the business, after payment of the expenses and fees owed to providers of goods and services. OCA is one of these providers.

Q: Why does your business have intangible assets?

A: We generally affiliate with an established practice by entering into a service agreement with the practice owner and his or her professional corporation. OCA's intangible assets represent the costs of obtaining or amending these service agreements. The service agreements provide us with the exclusive right to provide business services to practices for a specified term. The service agreements are long-term, ranging from 20 to 40 years. OCA amortizes its intangible assets over the term of the service agreement (up to 25 years).

OCA views its investment in intangible assets as an investment in an ongoing "stream of cash flow" from providing business services to the affiliated practices.

We have shifted the focus of our growth strategy away from new affiliations that give rise to large intangible assets. We're focusing on growing existing affiliated practices and developing new *de novo* practices in the U.S. and abroad. This strategy generally requires less capital investment and yields higher returns.

Q: How has the slower economy affected OCA's business?

A: We believe that the economy has not significantly affected our business. Patient demand remains strong. Overall, affiliated practitioners seem pleased with patient contract growth. We believe parents generally do not choose to postpone orthodontic and pediatric dental care for their children. But in a sluggish economy, the affordable payment plans offered by most of our affiliated practices present an even greater competitive advantage.

OCA's growth as a whole has moderated, but that trend is primarily the result of the Company's shift in focus from new affiliations to existing affiliated practices and international growth. Although our growth has slowed, we believe that our return on invested capital and free cash flow will increase.

Q&A

Questions

Q: What caused service fees receivable to grow in 2002?

A: Service fees receivable represents fee revenue owed to us by our affiliated practices. Service fees receivable can be broken down into three components, those related to (a) patient fees receivable billed to patients or third party payors ("billed patient fees receivable"), (b) patient fees receivable not yet billed to patients or third party payors ("unbilled patient fees receivable"), and (c) certain unreimbursed expenses incurred on behalf of affiliated practices and recorded as expenses in our financial statements. During 2002, *service fees receivable increased due to increases in* each of these three components.

At December 31, 2002, approximately $38.2 million of our service fees receivable resulted from fee revenue related to billed patient fees receivable, representing an increase of $12.2 million or 46.9% from $26.0 million at December 31, 2001. This increase was primarily due to an increase in the aggregate dollar amount of our affiliated practices' patient contracts during 2002. This resulted from an increase in the overall number of patient contracts and a small increase in the average amount of treatment fees charged per patient. The increase was also due to an increase in the average number of days between billing and collection of patient fees during 2002.

At December 31, 2002, *approximately $30.3 million* of our service fees receivable resulted from fee revenue related to unbilled patient fees receivable, representing an increase of $17.8 million or 142.4% from $12.5 million at December 31, 2001. This increase was primarily due to the timing differences related to when certain patient fees are billed and when related fee revenue is recognized under our revenue recognition policy. Under our revenue recognition policy, service fees relating to a patient contract are recognized as fee revenue evenly on a straight-line basis over the course of the patient's treatment. However, our affiliated practices generally do not bill their patients on a straight-line basis. Rather, most of our affiliated practices use our recommended payment plan for their patients, which provides for no down payment, an initial record fee in the first month of treatment, equal monthly installments and a final retainer fee in the last month of treatment. Payment of the initial record fee generally results in a service fee prepayment, because it is collected before we recognize all of the related fee revenue. In contrast, the final retainer fee generally results in service fees receivable, because we recognize related fee revenue before it is billed or collected. These service fees receivable gradually accumulate over the course of treatment until the final retainer fee is billed and collected in the final month. *The effect of this accumulation was amplified during* 2002 as the average age of our affiliated practices' patient contracts increased during 2002.

The chart below illustrates how service fees receivable resulting from fee revenue related to unbilled patient fees receivable tend to increase over the term of a patient contract for practices that use our recommended payment plan.

Service fees receivable related to unreimbursed expenses represents the long-term component of service fees receivable. At December 31, 2002, approximately $43.1 million of our service fees receivable resulted from fee revenue related to unreimbursed expenses, representing an increase of $19.1 million or 79.6% from $24.0 million at December 31, 2001. *This increase was primarily due to the timing* difference in when we recognized these amounts as fee revenue and when affiliated practices are contractually obligated to reimburse us for these expenses. Under the terms of most of OCA's service agreements, our affiliated practices generally reimburse us for certain practice-related expenses over a five-year period. These expenses include operating losses and other expenses for newly-developed or *de novo* centers (including those developed by existing practices), and depreciation expense related to property, equipment and improvements. This generally results in an increasing amount of service fees receivable as the unreimbursed expenses are recognized as fee revenue, until the expenses are actually reimbursed over the five-year period.

Single Patient Contract



Amount billed to patient
Straight-line allocation of patient contract balance
Unbilled patient fees receivable (difference between billed patient fees and straight-line allocation)
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Answers

Q: How did operations affect advances to affiliated practices in 2002?

A: We advanced $15.8 million to affiliated practices during 2002, compared to $3.8 million for 2001. Most of these advances were to support *de novo* center development activity domestically and in Japan. During 2001 and 2002, we developed 46 *de novo* centers, and we expanded and remodeled many other centers. We also advanced funds to certain practitioners who were pursuing growth opportunities for their practices.

Our affiliated practices expand their capacity by adding additional centers or practitioners. When those practices expand, they typically experience cash flow needs until they begin generating sufficient operating profits at the newly developed or newly expanded centers. We may advance funds to affiliated practices to assist them during the start-up or expansion phase of their practices. If the practice does not produce sufficient cash operating profit, we may lend the practice some cash as an advance against future service fees.

These advances to affiliated entities are interest free, unsecured loans to the affiliated practices. The affiliated practice begins to repay the advances once the practice becomes sufficiently profitable, generally at the beginning of the second year that the center is open.

Another component of the advances during 2002 related to funding for affiliated practices in anticipation of target operating profit levels. OCA generally funds a bi-weekly advance for affiliated practices in anticipation of the practices achieving projected operating profits during the fiscal quarter. The bi-weekly advance is generally based on historical operating profits and is adjusted from time to time. To the extent that an affiliated practice's cumulative operating profit falls below the bi-weekly advance, it generally results in an Advance to Affiliated Practices.

As previously noted, several OrthAlliance affiliated practices ceased paying service fees during 2002. OrthAlliance had advanced funds to many of these affiliated practices during 2002 in anticipation of being reimbursed in the normal course of business. However, the abrupt breach by these practices resulted in some of these advances being impaired. We viewed these credit losses as generally related to the post-OrthAlliance merger integration.

Q: What is the status of integrating OrthAlliance affiliated practices?

A: The OrthAlliance acquisition has been good for us operationally and financially. Through the merger, we received affiliations with many excellent practices who are excited about OCA's services. We continue to integrate these practices into the OCA system. At year-end 2002, we had 114 affiliated practices from OrthAlliance. As of March 31, 2003, 79 OrthAlliance practices have amended their service agreements.

We knew that not all of the OrthAlliance affiliated practices would stay with us over the long-term. We priced the transaction accordingly. Several practices have violated their service agreements by not paying their service fees. We are seeking to resolve these contract violations. When those practices stopped paying us, we stopped recognizing any revenue from them. We will seek fair value from these practices and those who have chosen to litigate with us. We have established a settlement task force comprised of members of our executive management team. This team is focused on resolving litigation or disputes with OrthAlliance affiliated practices.It will take some time, but we are optimistic about the final outcome of these matters.

Q: What fee revenue growth should we expect in the future?

A: Over the long-term, OCA plans to consistently grow fee revenue and earnings at double-digit rates. We believe that our growth will come from multiple sources, including same center growth, patient contract price increases, the addition of new centers and the addition of new affiliated practitioners. We will also continue to expand internationally and by providing our services to other specialties. Our goal is to consistently grow revenue over the long-term. In the short term, our fee revenue growth likely will be impacted by changes in the number of OrthAlliance affiliated practices that are paying us services fees.

Growth Step-By-Step

Since 1994, OCA affiliated practices have made over 1 million patients smile - at affordable prices. OCA's affiliated practices represent approximately 5% of the orthodontic market in the United States.



[illegible]. Visitors are invited to drop in, look around, get acquainted with everybody, and see how things are going and what's new. That's how we hope you, as our stockholders, will view this annual report.

While this update is no substitute for a guided tour of our offices or visiting an affiliated practice, it can be the next best thing. It's an open, straightforward assessment about where we've been in the past year, where we are, and where we're going. And it includes answers to questions we've received from some of you.

We want to reiterate this commitment to you now more than ever, because we believe that OCA has never had a better story to tell. As you read the following pages, we believe you will share our excitement.

[illegible]

We are a business services company. We provide orthodontists and pediatric dentists with superior business services and systems, which free the doctors to focus on providing quality care to their patients.

Our ideals define who we are. First, we stand for efficiency – doing more with less. We believe in leveraging systems and information to minimize the need for people and paper. Second, we stand for resourcefulness, resilience and determination to change age-old standards of doing things. Third, we stand for an intense focus on satisfying our affiliated practices' needs and exceeding their expectations. Fourth, we believe in the concept of teamwork, with our affiliated practices, employees and other stakeholders, where we are all "pulling on the same end of the rope." And finally, we value a long-term perspective. We are in this for the long haul, and we will do what's best for the Company over the long-term.

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In addition to allowing OCA affiliated practices to reduce the cost of orthodontic supplies by over 50%, OCA's online software system allows for substantially faster and more efficient delivery of needed supplies.

OCA's color-coded proprietary patient scheduling software optimizes a doctor's clinic activities.





Our position in the marketplace is easy to define. We're now the global leader as a single source solution for business services to orthodontists and pediatric dentists. Our largest competitor became part of our company in 2001. We like where we are — and, even more, where we can go together.

Values Drive our Business and our Culture

Our business is still evolving. But we have never been unclear about who we are as a company or what we stand for. In fact, we believe our values have made us the leader we have become.

We stand for synergy. We create win/win situations, for practitioners, their patients, our employees and you, our owners. We view OCA as the proverbial rising tide that raises all the boats it touches. We make it possible for more patients to receive affordable care. We help practitioners derive more income and satisfaction from their practices. A business that simply redistributes pieces of a pie ultimately doesn't satisfy anyone but the business owners. We make bigger pies.

We believe in empowering doctors instead of exercising power ourselves. We don't manage practitioners. We serve practitioners so they can serve their patients more effectively. We don't tell practitioners how to handle their patients. We just help them do it better.

We've always put our money where our mouth is. How? For one thing, we've initiated a "practice-back" guarantee for practices that newly affiliate with OCA. If they're not earning more money after three years— they can terminate their service agreements with us. We also fund start up losses, make advances and front growth capital.

We don't tell practitioners how to handle their patients. We just help them do it better.

Proven Business Model

OCA has steadily grown because we have a good business model — one that is built upon our values.

Our model is consistent with a simple truth. Most doctors do not want to be business people. They didn't become doctors to manage systems or market their services. They want to help patients.

As part of a contractual agreement, we handle the day-to-day business details of affiliated practices, so practitioners can practice their specialty in a more focused, efficient way. We deliver a comprehensive, outsourced solution for everything that isn't related to patient care. We also provide resources and expertise to help practices thrive. We bring economies of scale and efficiency to small practices.



Above, Cade Roux (sitting), System Architect, and Mike Cusimano (standing), Vice President of Information Technology, provide technical support for OCA's proprietary practice management software system. OCA has a large IT and support staff available to answer questions about OCA's fully integrated systems.

What we don't do is even more important. We don't tell doctors how to practice, and we don't get involved in clinical decisions. We don't tell doctors whom to hire. We don't schedule their patients. And, we don't employ the doctors.

We're the business resource that few doctors will otherwise have. Here are some highlights of our services:

We handle the accounting.

We pay the bills.

We handle payroll and provide the employee benefits.

We provide advertising and marketing services. The average orthodontic practice spends around $5,000 a year on advertising. On average, our affiliated practices spend more than 15 times that amount in advertising. It makes a difference. The average orthodontic practice depends on referrals for most of its new patients. The average OCA affiliated practice gets most of its new patients from marketing directly to the patients.

HOW IS OCA DIFFERENT
Predominately self pay
Recurring revenue stream
Multiple growth drivers
Bottom line-based affiliations
Proven value-added services
Strong patient demand

We do the purchasing. We're the world's largest purchaser of orthodontic supplies. Thanks to our volume discounts, our practices typically save 50-60% off the average industry prices. Practices can directly order supplies online through our group purchasing program.

We provide the clinical offices. We provide real estate services to help locate the most favorable sites for new offices. We help design the offices for the smoothest workflow and patient convenience. We even manage construction and renovations.

Our practice enhancement consultants advise practices on how to improve practice operations. Office managers enter "OCA Basic Training," where they are taught how the systems work and the best methods of managing their offices. It's much more than an IT interface; it's a person-to-person relationship with the office manager, one of the practice's most important assets.

We help recruit licensed professionals. If a practitioner needs help, we can recruit new associates or other licensed professionals.

We provide our own proprietary practice management software system (and the training in how to use it). The system is fully integrated and encompasses patient scheduling, patient insurance, patient accounting, digital patient records and operating statistics.

Our systems improve efficiencies in many other ways. Practices can access their financial statements online. They can access their advertising schedule. We've made an enormous investment in these systems and believe they have repaid that

OCA's marketing team tailors advertising materials to meet the individual needs of affiliated practices.


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16%
10%
55%
Advertising and Marketing
Doctor Referrals
Patient Referrals
Others

Referral Sources

The above pie chart dissects the referral pattern for a typical OCA affiliated practice. On average, OCA affiliated practices spend more than 15 times what an average orthodontic practice spends on advertising. It makes a difference. The average orthodontic practice depends on referrals for most of its new patients. The average OCA affiliated practice gets most of its new patients from marketing directly to patients.



Dr. Dennis Buchman, Executive Vice President, explores new advertising opportunities with OCA's marketing team.

Superior Information Systems

OCA's business systems are a key variable that allows the Company to succeed in practice management where others have failed.

SYSTEM	FUNCTION	Implemented
Timeclock	Time and attendance with thumbscan	2002
Doctor Reporting	Online financial and statistical reporting	2001
Patient Records	Digital clinical records and charts	2001
Data Sync	Daily synchronization of patient accounting with headquarters	2000
Ad Management	Online advertising management and reporting	1999
Blue Sheets	IT support problem tracking and fulfillment	1999
Patient Imaging	Digital imaging of patients for clinic records	1999
Online Purchasing	Web-based shopping and purchasing of supplies	1998
Patient Mangement	Full-featured patient management and digital clinical records	1998
HR Administrator	Payroll and benefits management	1997

investment many times over. We support all these information systems through a help desk call center. We have a large staff of IT support professionals working from early in the morning to late in the evening, serving time zones across the United States.

Our affiliated practices understand very quickly that there is "power in the information." The more they know through utilization of OCA's state-of-the-art information systems, the better their practices operate. Instead of being reactive, they become proactive.

Satisfied Customers

For practitioners who want to grow and make their practice more efficient and profitable, OCA is the answer. Our affiliated practices are often the strongest advocates of our services.

Our services generally translate into better performance. Our affiliated practices on average treat many more patients. Our affiliated practices generally enjoy a higher annual net income than industry averages. They often work fewer hours. More of their time is spent on what they do best — seeing patients — and not on administrative tasks or managerial headaches. That's what we are here for.

Patients benefit from our model, too. First and foremost, they get quality care from OCA affiliated practices. We're selective about the practices with which we affiliate. Our affiliated doctors, on average, have been practicing about 20 years. Their services are generally competitively priced, about 25% below industry averages. Our affiliated practices make care available to more people because they typically remove the largest obstacle to treatment: a big initial payment. Our affiliated practices can offer payment plans of $120-$130 per month. As a result, we don't just serve the market. We help expand it.


OCA
OutSource SM
Comprehensive Practice Management Systems for Dentists

OCA intends to pursue other healthcare specialties through its new branded division called "OCA Outsource."

Growth and More Growth

We are in the golden age of orthodontics. In the U.S., it's an estimated $10 billion market that has consistently grown much faster than the overall economy. We believe the supply of patient care is not meeting the demand. That means an even greater opportunity for us.

Below, Bart Palmisano, Jr., Chief Operations Officer, shares "best practices" with center office managers.



Office managers enter "OCA Basic Training," where they are taught how the systems work and the value that is added. It's much more than an IT interface; it's a person-to-person relationship with the office manager, one of the practice's most important assets.

Mature Center Growth

OCA's comparable center growth averaged more than 10% since 1995.


% RISE
OCA's comparable mature center fee revenue growth represents growth of centers affiliated with OCA for at least 26 months.
12%
10%
8%
6%
4%
2%
0%
10.1
10.5
10.1
9.1
9.6
10.6
10.8
11.0
95
96
97
98
99
00
01
02

The opportunity is even larger when you consider that many more people could benefit from orthodontic care than actually receive it. By helping to lower the high financial barrier to treatment, OCA is tapping into that larger market.

The economics of this business have always made it attractive. The overwhelming majority of orthodontic patients are self-pay and pay-as-you-go. And because each patient's treatment typically stretches over two years, payments are recurring.

Looking to the future, we have multiple avenues for growth.

First, we're growing internally. Our affiliated practitioners want to grow their practices. We have many ways to help them expand, and we'll use our resources to help them grow.

Externally, we continue to grow through new affiliations. There are over 9,000 orthodontists in the U.S. We have contracts with about 371 affiliated practices. In about 40% of the primary markets in the U.S., OCA as yet has no presence. That leaves us much room to grow.

We're not just affiliating with established practices; we're also developing new centers. We've developed 46 in the past two years alone. That puts us in favorable locations with state-of-the-art facilities.

Through our merger with OrthAlliance in 2001, we've expanded into providing our services to pediatric dentists. That creates new opportunities for joint practices, increased patient referrals and new affiliations.

The international market contains many growth avenues. There's little competition overseas, but lots of demand. So far, we've developed 37 *de novo* centers in Japan, and we're building critical mass in Mexico, Spain and Puerto Rico. We're looking at opportunities in other countries. Our model transports well.

Looking to the future, we have multiple avenues for growth.

John Masserano, Vice President of Real Estate (standing), Dr. Dick Lester, Vice President of Professional Recruiting, and Angela Evola, Vice President of Patient Accounting, discuss real estate plans for an affiliated center.

The Best is Yet to Come

We're on the cusp of much bigger things — an avenue that will expand our business beyond OCA's traditional field of providing our services to orthodontic practices.

Over the years, we have made deep investments in systems and information technology, and we have acquired a wealth of management expertise. Those investments create a formidable barrier to new competitors. But, even more, they have helped us develop a set of key services that are scalable. And that presents us with perhaps our most exciting opportunity of all.

Our bundled services can be applied in many other parts of the healthcare world. General dentists and other small or single-provider practices sorely need many of the same business services that we provide for orthodontists. They can benefit from our purchasing power, our information technology and our other resources.

We can begin serving these new customers with only minor adjustments to our existing systems (which already are underway) and a relatively minor investment. The market is there, the need is there, and by and large the competition is NOT there.

Some companies branch into new lines that have little to do with their core business. We believe that expanding our target customer base is the next logical step for OCA. We will do essentially what we have already been doing for all these years. We're not taking a new direction—just widening the road. It's the road to an even stronger future.



The real estate group's expertise in designing and remodeling hundreds of centers is invaluable to affiliated practices.

Selected Financial and Operating Data

In the table below, we provide you with our selected financial and operating data. We have prepared the statement of income and balance sheet data using our consolidated financial statements for the ten years ended December 31, 2002. When you read this selected financial and operating data, it is important that you read along with it the historical financial statements and related notes included elsewhere in this Report, as well as the section of this Report captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(In thousands, except per share and operating data)	2002[1]	2001[1]	2000
STATEMENT OF INCOME DATA:			
Fee revenue	$ 439,606	$ 350,954	$ 268,836
Direct expenses:			
Employee costs	127,979	101,105	78,051
Orthodontic supplies	41,405	29,366	21,274
Rent	38,495	30,868	23,973
Marketing and advertising	34,006	26,453	22,001
Total direct expenses	241,885	187,792	145,299
General and administrative	59,737	39,372	28,360
Depreciation and amortization	22,924	19,825	15,175
Asset impairments	2,801	–	–
Non-recurring recruiting expense [2]	12,772	–	–
Operating profit	99,487	103,965	80,002
Interest (expense) income, net	(6,202)	(5,702)	(3,731)
Non-controlling interest in subsidiary [3]	202	(56)	–
Non-recurring litigation expense [4]	–	–	–
Income before income taxes	93,487	98,207	76,271
Income taxes	35,291	37,073	28,549
Income before cumulative effect of changes in accounting principles	58,196	61,134	47,722
Cumulative effect of changes in accounting principles, net of income tax benefit [5][6]	–	–	(50,576)
Net income (loss)	$ 58,196	$ 61,134	$ (2,854)
Net income per share before cumulative effect of changes in accounting principles [7]	$ 1.13	$ 1.21	$ 0.96
Cumulative effect of changes in accounting principles, net of income tax benefit, per share [5][6]	–	–	(1.02)
Net income (loss) per share [7]	$ 1.13	$ 1.21	$ (0.06)
Weighted average shares outstanding [7]	51,463	50,438	49,845
Pro forma net income for change in accounting principle adopted effective January 1, 2000 [6][8]	N/A	N/A	N/A
Pro forma net income per share for change in accounting principle adopted effective January 1, 2000 [6][8]	N/A	N/A	NA
OPERATING DATA:			
Number of affiliated practices [9][10]	371	372	245
Comparable center fee revenue growth [11]	16.8%	22.1%	22.6% [12]
Total case starts [10]	242,332	200,281	160,639

(In thousands)	2002[1]	2001[1]	2000
BALANCE SHEET DATA:			
Working capital	$ 89,520	$ 29,543	$ 39,573
Total assets [13]	607,245	576,310	367,947
Total debt, net of current portion [14]	102,511	130,564	58,575
Total equity	442,860	389,452	287,196

(1) Amounts for 2002 and 2001 include operating results of OrthAlliance subsequent to November 9, 2001, the date that our newly-formed subsidiary merged with and into OrthAlliance, but do not include any operating results for OrthAlliance affiliated practices engaged in litigation with OrthAlliance and that have ceased paying service fees to OrthAlliance ("Excluded OrthAlliance Affiliated Practices").

(2) Represents a non-recurring recruiting expense incurred in 2002, which was related to amounts paid to a former employee for past recruiting services.

(3) In the first quarter of 2001, we finalized an arrangement with our affiliated practitioners in Japan, whereby the affiliated practitioners acquired a 16% ownership interest in our Japanese subsidiary. In 2002, we reacquired a 9% ownership interest from these practitioners. At December 31, 2002, our affiliated practitioners in Japan held a 7% ownership interest in our Japanese subsidiary.

(4) Represents a non-recurring litigation expense incurred in 1994, which was unrelated to the Company's operating activities. The expense was incurred in connection with the settlement of litigation related to combination transactions involving the Company's predecessor entities prior to the Company's initial public offering.

(5) The cumulative effect of a change in accounting principle for 1999 was due to our adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" effective January 1, 1999.

(6) See Note 2 to our Consolidated Financial Statements included elsewhere in this Report for information regarding the cumulative effect of a change in accounting principle effective January 1, 2000 related to revenue recognition and Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101").

(7) These amounts represent the full dilutive effect of the exercise of common equivalent shares (stock options) outstanding during the year. See Note 9 to our Consolidated Financial Statements included elsewhere in this Report.

Year Ended December 31,						
1999	1998	1997	1996	1995	1994	1993
$ 226,290	$ 171,298	$ 117,326	$ 71,273	$ 41,556	$ 25,357	$ 18,807
61,224	46,878	33,429	19,895	11,784	6,842	4,835
17,136	13,287	8,789	5,428	3,167	1,908	1,528
18,624	14,128	10,299	6,114	3,504	2,050	1,586
16,874	15,491	9,855	6,644	4,323	2,147	1,239
113,858	89,784	62,372	38,081	22,778	12,947	9,188
23,270	18,104	13,356	8,703	5,108	2,730	1,869
12,238	9,124	5,640	2,814	1,448	920	1,089
–	–	–	–	–	–	–
–	–	–	–	–	–	–
76,924	54,286	35,958	21,675	12,222	8,760	6,661
(2,204)	280	1,143	1,935	1,995	(266)	(224)
–	–	–	–	–	–	–
–	–	–	–	–	(3,750)	–
74,720	54,566	37,101	23,610	14,217	4,744	6,437
28,206	20,753	14,469	9,208	5,182	2,715	331
46,514	33,813	22,632	14,402	9,035	2,029	6,106
(678)	–	–	–	–	–	–
$ 45,836	$ 33,813	$ 22,632	$ 14,402	$ 9,035	$ 2,029	$ 6,106
$ 0.96	$ 0.70	$ 0.50	$ 0.33	$ 0.23	N/A	N/A
(0.02)	–	–	–	–	N/A	N/A
$ 0.94	$ 0.70	$ 0.50	$ 0.33	$ 0.23	N/A	N/A
48,643	48,502	45,414	43,708	39,094	N/A	N/A
$ 32,326	$ 22,276	$ 12,013	$ 8,288	N/A	N/A	N/A
$ 0.66	$ 0.46	$ 0.26	$ 0.19	N/A	N/A	N/A
230	205	164	93	61	29	20
20.1%	19.2%	20.0%	22.0%	16.7%	20.6%	17.7%
126,307	95,377	70,611	44,910	28,742	16,725	13,051

As of December 31,						
1999	1998	1997	1996	1995	1994	1993
$ 102,276	$ 59,634	$ 68,243	$ 40,219	$ 43,778	$ 20,896	$ 5,893
362,816	292,472	224,805	142,460	92,573	37,491	12,470
52,773	22,659	6,492	2,499	3,368	3,732	1,462
278,527	231,159	190,740	114,887	77,313	25,735	7,602

(8) Pro forma amounts were calculated assuming our change in revenue recognition effective January 1, 2000 pursuant to SAB 101 had been in effect for all periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Revenue Recognition."

(9) These amounts are presented as of the end of the period.

(10) Amounts for 2002 and 2001 do not include the Excluded OrthAlliance Affiliated Practices.

(11) These amounts represent the growth in fee revenue in the indicated period relative to the comparable prior-year period by centers that were affiliated with us throughout each of the two periods being compared. There were 539 of these comparable affiliated centers in 2002, 532 in 2001, 469 in 2000, 332 in 1999, 227 in 1998, 130 in 1997, 75 in 1996, 53 in 1995, 46 in 1994, and 28 in 1993. The amount of that growth has been significantly affected by the number of de novo affiliated centers included in the computation, because de novo affiliated centers have experienced significant growth during their first 26 months of operations. The average term of an orthodontic patient contract is about 26 months. Our affiliated centers have typically reached maturity as patients are added during the first 26 months of operations.

(12) This amount represents the growth in fee revenue in 2000 for affiliated centers open throughout 2000 and 1999, compared to pro forma fee revenue for these centers in 1999, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 2000 and 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Revenue Recognition."

(13) Amounts reported as of December 31, 1999 and 1998 as patient prepayments (previously reported as a liability) have been reclassified as a reduction of service fees receivable.

(14) Includes notes payable to affiliated practices, excluding current portion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes elsewhere in this Report. This discussion and other sections of this Report contain forward-looking statements about our financial condition, results of operations, business and prospects. These statements appear in several sections of this Report and generally include any of the words "believe," "expect," "foresee," "anticipate," "intend," "estimate," "hope," "may," "would," "could," "should," "will," "plan" or similar expressions.

These forward-looking statements include, without limitation, statements regarding our future growth, projected or anticipated benefits from the OrthAlliance merger, development of de novo centers and utilization of existing affiliated centers, OCA Outsourcing, demand for services of pediatric dentists, development and affiliation of new orthodontic and pediatric dental centers, affiliation with additional orthodontic and pediatric dental practices, amendments to service agreements, relocation of existing centers, international expansion, use of technology and improved efficiency and costs, implementation of business systems for OrthAlliance affiliated practices, critical accounting policies and estimates, legal proceedings, fee revenue, service fees receivable, deferred tax assets, advancement of funds to affiliated practitioners, recoverability of advances, property, equipment and improvement and intangible assets, liquidity and capital resources, impact of recent accounting pronouncements, funding of our expansion, funding cash needs, operations and capital expenditures, allowance for uncollectible amounts, operating results, competition, growth strategy, impairment of goodwill, payment or nonpayment of dividends, retaining earnings for growth and development, repurchase of shares of our common stock, payments to OrthAlliance affiliated practices under incentive programs, debt repayments, market for orthodontic and pediatric dental services, capacity of our affiliated centers, retaining and attracting key employees, insurance coverage and availability and compliance with laws.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, many of which are unpredictable and not within our control. Our future results and shareholder values may differ materially from those expressed in these forward-looking statements because of a variety of risks and uncertainties, including general economic and business conditions, our expectations and estimates concerning future financial performance, financing plans and the impact of competition, anticipated trends in our business, existing and future regulations affecting our business, and other risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2002 and in our other filings with the Securities and Exchange Commission and in our public announcements.

We do not intend to update these forward-looking statements after the date of this Report, even if new information, future events or other circumstances have made them incorrect or misleading as of any future date. For all of these statements, we claim the protection of the safe harbor for forward-looking statements provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

GENERAL

Our business was established in 1985. At December 31, 2002, we provided business services to 371 orthodontic and pediatric dental practices. The following table provides information about these affiliated practices. These amounts do not include the Excluded OrthAlliance Affiliated Practices, which are orthodontic and pediatric dental practices that are engaged in litigation with OrthAlliance and have ceased paying service fees to OrthAlliance.

	Year Ended December 31,				
Number of Affiliated Practices	2002	2001	2000	1999	1998
Affiliated practices at beginning of period	372	245	230	205	164
Affiliated practices added	24	143	33	41	52
Affiliated practices deaffiliated or transitioned	(25)	(16)	(18)	(16)	(11)
Affiliated practices at end of period	371	372	245	230	205

Of the 143 affiliated practices added during 2001, 123 were in connection with our acquisition of OrthAlliance in November, 2001. We expect that future growth in the number of our affiliated practices will come from both developing practices with newly-recruited and current orthodontists and pediatric dentists, as well as acquiring the assets of and affiliating with established orthodontic and pediatric dental practices.

Generally, when we develop a new center, all patients treated at the center are new patients and, in the first several months after commencing operations, the center is open only for a limited number of days each month as new patients are added. Our affiliated centers have generally become increasingly more productive and profitable as more new patients are added and existing patients return for monthly follow-up visits. After approximately 26 months of operations, a center's growth in patient base has typically begun to stabilize as the initial patients complete treatment. At that point, a center can increase the number of patients treated by improving the efficiency of its clinical staff, increasing patient treatment intervals and adding operating days or practitioners. Our affiliated practices may also increase revenue by implementing periodic price increases. Established practices with which we have affiliated have typically increased their revenue by applying our operating strategies and systems, including increased advertising and efficient patient scheduling.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We provide business services to orthodontic and pediatric dental practices. Our consolidated financial statements include fee revenue earned under our service, consulting and management service agreements and recognized under our revenue recognition policy, along with the expenses of providing those services. We do not consolidate the patient revenue and other operations and accounts of our affiliated practices. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We believe that the following critical accounting policies are important in portraying our financial condition and results of operations, and require management's difficult, subjective or complex judgments due to the sensitivity of the methods, assumptions and estimates used in preparing our consolidated financial statements.

- In acquiring the non-professional assets of an orthodontic or pediatric dental practice, and entering into a service or consulting agreement with the practice, we allocate part of the related costs to an intangible asset. The intangible asset is amortized over the term of the service or consulting agreement, up to 25 years. We evaluate the carrying amount of these intangible assets quarterly based on management's estimates of future service fees over the remaining term of the agreement. These estimates require management to make certain assumptions regarding future cash flows based on current information regarding the operational aspects of the practice. Future events may change management's estimates. Any impairment charge recorded will be based on the discounted cash flows method.
- We provide an allowance for uncollectible amounts based on our estimate of service fees receivable that may not be paid by our affiliated practices. The allowance for uncollectible amounts of service fees receivable is currently calculated based upon an aging of affiliated practices' patient fees receivable for 80% of amounts over 90 days past due, 100% of amounts over 120 days past due and 6.25% of amounts for which patients have not yet been billed. These amounts are derived from our experience in collecting patient fees receivables on behalf of affiliated practices. We also provide an allowance for uncollectible amounts of advances to affiliated practitioners based on management's assessment of our affiliated practices' inability to repay their obligations. If the financial circumstances of our affiliated practices deteriorate, additional allowances may be required.
- The Company used internal and external data in estimating the fair value of OrthAlliance's assets and liabilities in connection with our acquisition of OrthAlliance on November 9, 2001. Our future operating results may be significantly affected depending on the accuracy of management's estimates should the actual values of the assets and liabilities acquired materially differ from the fair value assigned by management.
- At December 31, 2002, our financial statements reflected approximately $87.6 million of goodwill related to the OrthAlliance merger. Goodwill is carried at cost and is not amortized, but is tested for impairment by applying a fair value concept in accordance with Statement of Financial Accounting Standards No. 142. The evaluation of the impairment loss requires management to make estimates and assumptions. Management determined that this goodwill was not impaired at December 31, 2002. Adverse changes to our operations and other factors could result in impairment losses in the future.
- Under our revenue recognition policy, we must make certain estimates, including amounts to be retained by our affiliated practices. We recognize fee revenue based upon a straight-line allocation of our affiliated practices' patient contract balances over the terms of the patient contracts, less amounts retained or estimated to be retained by the affiliated practices during the term of treatment, plus reimbursement of certain practice-related expenses. We discuss our revenue recognition policy in greater detail in the following subsection.

For further discussion on our accounting policies, see Note 2 to our Consolidated Financial Statements included elsewhere in this Report.

REVENUE RECOGNITION

Fee revenue consists of amounts earned under our service, consulting and management service agreements and recognized under our revenue recognition policy. Effective January 1, 2000, we changed our fee revenue recognition policy pursuant to Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the Securities and Exchange Commission staff's views in applying generally accepted accounting principles to revenue recognition in financial statements.

We recognize fee revenue as follows:

- We allocate the total amount of patient fees under each patient contract of an affiliated practice on a straight-line basis over the term of the patient contract (which generally averages about 26 months).

- We then reduce that allocated amount by the portion that is retained or to be retained by affiliated practices ("Amounts Retained By Affiliated Practices"), which consists of:
  (1) Amounts collected in the relevant period and retained by affiliated practices under the terms of their service, consulting or management service agreements, and
  (2) Amounts not collected in the relevant period that we estimate will be retained by affiliated practices in future periods.
- We then offset a portion of Amounts Retained By Affiliated Practices by adding amounts related to certain unreimbursed practice-related expenses incurred on behalf of affiliated practices and recorded as expenses in our consolidated statements of income. We recognize these expense amounts as fee revenue to the extent affiliated practices generate sufficient patient fees receivable to secure reimbursement of the expenses, up to Amounts Retained By Affiliated Practices. These adjustments have the effect of impacting the timing of recognition of fee revenue.

Some of our affiliated practices require that their patients pay a down payment of approximately 25% of the total treatment fee at the commencement of treatment. Because we recognize fee revenue based on a straight-line allocation of patient contract balances, this results in us receiving cash in advance of recognizing fee revenue. We record these amounts as service fee prepayments and defer recognition of these amounts as fee revenue until they are recognized under our revenue recognition policy.

Until amounts related to unreimbursed practice-related expenses are recognized as fee revenue under our revenue recognition policy, our rights to receive reimbursement for these expenses are not recorded on our balance sheet as service fees receivable, even though affiliated practices have a contractual obligation to reimburse us. At December 31, 2002, unreimbursed practice-related expenses recorded as expenses in our consolidated statements of income, but not recognized as fee revenue or recorded as service fees receivable, totaled approximately $19.2 million.

Under most of OCA's service agreements, service fees are calculated based upon a specified percentage of patient contract balances allocated over the term of the patient contracts, less amounts retained by affiliated practices. Because we recognize fee revenue based on a straight-line allocation of patient contract balances, this may result in us recognizing a portion of our fee revenue after corresponding service fees have become contractually due under our service agreements.

The cumulative effect of our change in accounting principle effective January 1, 2000 pursuant to SAB 101 was $50.6 million, net of income tax, which is reflected in our results of operations for 2000. The cumulative effect of the change was also reflected in a reduction in service fees receivable, net of allowance for uncollectible amounts, to $35.4 million as of December 31, 2000 from $87.6 million as of December 31, 1999. The pro forma net income amounts for 1998 and 1999 presented in "Selected Financial and Operating Data" were calculated assuming that the change in accounting principle pursuant to SAB 101 was effective throughout all periods presented.

SERVICE FEES RECEIVABLE

Service fees receivable represents fee revenue owed to us by our affiliated practices.

During 2002, service fees receivable, net of an allowance for uncollectible amounts, increased $47.9 million or 81.7% to $106.5 million at December 31, 2002 from $58.6 million at December 31, 2001. This increase resulted from varying increases in three categories of fee revenue:

- Fee revenue related to patient fees receivable that have been billed to patients or third party payors ("billed patient fees receivable"),
- Fee revenue related to patient fees receivable that have not yet been billed to patients or third party payors ("unbilled patient fees receivable"), and
- Fee revenue related to certain unreimbursed practice-related expenses that we have incurred on behalf of affiliated practices and recorded as expenses.

As discussed in the section captioned "—Revenue Recognition," we recognize fee revenue based in part on a straight-line allocation of affiliated practices' patient contract balances over the terms of the patient contracts. This straight-line allocation includes billed patient fees receivable and unbilled patient fees receivable. A portion of our fee revenue also relates to certain unreimbursed practice-related expenses incurred on behalf of affiliated practices and recorded as expenses in our consolidated statements of income. We generally collect our service fees receivable when patient fees are billed and collected by or on behalf of our affiliated practices.

Service fees receivable are comprised of a current and long-term component. The current portion of service fees receivable consists of fee revenue related to billed patient fees receivable and unbilled patient fees receivable. The long-term component is the unreimbursed expense portion of service fee receivables, for which we are to be reimbursed over a five-year period. During 2002, the current portion of service fees receivable increased $28.8 million or 83.2% to $63.4 million, net of an allowance for uncollectible amounts of $5.1 million, at December 31, 2002 from $34.6 million, net of an allowance for uncollectible amounts of $3.9 million, at December 31, 2001. During 2002, the unreimbursed expense portion of service fees receivable increased $19.1 million or 79.6% to $43.1 million at December 31, 2002, from $24.0 million at December 31, 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The components of service fees receivable are reflected in the following table and discussed in greater detail below:

(In millions)	December 31, 2002	2001	Increase
Current portion of service fees receivable:			
Fee revenue related to billed patient fees receivable	$ 38.2	$ 26.0	$ 12.2
Fee revenue related to unbilled patient fees receivable	30.3	12.5	17.8
Subtotal	68.5	38.5	30.0
Less allowance for uncollectible amounts	(5.1)	(3.9)	(1.2)
Current portion of service fees receivable, net	63.4	34.6	28.8
Unreimbursed expense portion of service fees receivable:			
Fee revenue related to certain unreimbursed expenses	43.1	24.0	19.1
Total service fees receivable, net	$ 106.5	$ 58.6	$ 47.9

Current Portion of Service Fees Receivable

Fee revenue related to billed patient fees receivable. At December 31, 2002, approximately $38.2 million of our service fees receivable resulted from fee revenue related to billed patient fees receivable, representing an increase of $12.2 million or 46.9% from $26.0 million at December 31, 2001. This increase was primarily due to an increase in the aggregate dollar amount of our affiliated practices' patient contracts during 2002, which resulted from an increase of 12.4% in the overall number of patient contracts and an increase of 1.3% in the average amount of treatment fees charged per patient by our affiliated practices during 2002. The increase was also due to an increase in the average number of days between billing and collection of patient fees during 2002.

Fee revenue related to unbilled patient fees receivable. During 2002, of the three components of service fees receivable, the largest percentage increase was in service fees receivable from fee revenue related to unbilled patient fees receivable. At December 31, 2002, approximately $30.3 million of our service fees receivable resulted from fee revenue related to unbilled patient fees receivable, representing an increase of $17.8 million or 142.4% from $12.5 million at December 31, 2001. As discussed in the following paragraphs, this increase was primarily due to the timing differences in when certain patient fees are billed and when related fee revenue is recognized under our revenue recognition policy.

As discussed above in the section captioned "– Revenue Recognition," we recognize fee revenue based in part on a straight-line allocation of the patient contract balances of our affiliated practices over the terms of the patient contracts (which average about 26 months). However, our affiliated practices generally do not bill their patients on a straight-line basis. Rather, most of our affiliated practices use our recommended payment plan for their patients, which results in a disproportionate amount of patient fees being billed and collected at the end of the treatment term. This generally results in an increasing amount of service fees receivable over a patient's term of treatment.

Our recommended payment plan provides for no down payment, an initial record fee, equal monthly installments and a final retainer fee. The initial record fee is generally billed in the first month of treatment (along with one of the monthly installments) and is generally equal to the amount of one monthly installment. The final retainer fee is generally billed and collected in the final month of treatment and is generally equal to four times the monthly installment amount.

The following chart illustrates how service fees receivable resulting from fee revenue related to unbilled patient fees receivable tend to increase over the term of a patient contract for practices that use our recommended payment plan.

Single Patient Contract


Amount billed to patient
Straight-line allocation of patient contract balance
Unbilled patient fees receivable (difference between billed patient fees and straight-line allocation)
$500
400
300
200
100
0
-100
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26
Month of Treatment
Braces Applied
Braces Removed

Under our revenue recognition policy, service fees relating to a patient contract, including the initial record fee and the final retainer fee, are recognized as fee revenue evenly over the course of the patient's treatment, even though the initial record fee and the final retainer fee are generally billed and collected at the beginning and end of treatment, respectively. Payment of the initial record fee generally results in a service fee prepayment, because it is collected before we recognize all of the related fee revenue. In contrast, the final retainer fee generally results in service fees receivable, because we recognize related fee revenue before it is billed or collected. These service fees receivable gradually accumulate over the course of treatment until the final retainer fee is billed and collected in the final month. The effect of this accumulation was amplified during 2002 as the average age of our affiliated practices' patient contracts increased by approximately 1.5 months to 13.8 months at December 31, 2002 from 12.3 months at December 31, 2001. In addition, there was a 12.4% increase in the number of patients being treated by our affiliated practices in 2002 and a 1.3% increase in the average total treatment fee, which also contributed to the increase in unbilled patient fees receivable.

Unreimbursed Expense Portion of Service Fees Receivable

Fee revenue related to unreimbursed practice-related expenses. During 2002, of the three components of service fees receivable, the largest dollar amount and the largest dollar increase was in the unreimbursed expense portion of service fees receivable. This represents the long-term component of service fees receivable. At December 31, 2002, approximately $43.1 million of our service fees receivable resulted from fee revenue related to certain unreimbursed practice-related expenses, representing an increase of $19.1 million or 79.6% from $24.0 million at December 31, 2001. This increase was primarily due to the timing difference in when the expense amounts were recognized as fee revenue under our revenue recognition policy and when affiliated practices are contractually obligated to reimburse us for these expenses (generally over a five-year period).

A portion of our fee revenue represents reimbursement of certain practice-related expenses incurred on behalf of affiliated practices and recorded as expenses in our consolidated statements of income. We generally recognize fee revenue relating to these expenses to the extent that affiliated practices generate sufficient patient fees receivable to secure reimbursement of the expenses. See the section above captioned "—Revenue Recognition."

Under the terms of most of OCA's service agreements, our affiliated practices generally reimburse us for certain practice-related expenses over a five-year period. These expenses include operating losses and other expenses for newly-developed or de novo centers (including those developed by existing practices), and depreciation expense related to property, equipment and improvements. This generally results in an increasing amount of service fees receivable as the reimbursable practice-related expenses are recognized as fee revenue, until the expenses are actually reimbursed over the five-year period.

Unreimbursed practice-related expenses include:

Operating Losses. Newly-developed or de novo centers typically generate operating losses during their first 12 months of operations. Under the terms of most of OCA's service agreements, we generally fund these operating losses and defer reimbursement of the affiliated practice's portion of the operating losses until the de novo center begins to generate operating profits. We record the related operating expenses in our consolidated statements of income when incurred. We generally charge the affiliated practice interest on those deferred amounts at market rates. After the de novo center becomes profitable, the affiliated practice usually begins to reimburse us for the operating losses over a five-year period. Mature practices may also occasionally generate operating losses, which are generally repaid in subsequent periods from amounts that otherwise would have been retained by the affiliated practice.

Depreciation Expense Relating To Property, Equipment and Improvements. We generally purchase and provide the property, equipment and improvements used in our affiliated practices. We depreciate property, equipment and improvements over their estimated useful lives and record the depreciation expense in our consolidated statements of income. Under the terms of most of OCA's service agreements, affiliated practices generally reimburse us for their portion of the costs of these property, equipment and improvements over a five-year period. We charge the affiliated practice interest on these amounts at market rates.

EXPENSES

Our expenses include the operating expenses of our affiliated centers, which we recognize as incurred. Employee costs consist of wages, salaries and benefits paid to all of our employees, including orthodontic assistants, business staff and management personnel. Marketing and advertising expenses consist of costs associated with advertising for affiliated practices. General and administrative expenses consist of, among other things, provisions for uncollectible service fees receivable and advances to affiliated practices, professional fees, maintenance and utility costs, office supply expense, telephone expense, taxes, license fees, printing expense and shipping expense.

BUSINESS COMBINATION WITH ORTHALLIANCE

On November 9, 2001, OrthAlliance became our wholly-owned subsidiary in a stock-for-stock merger whereby our newly formed subsidiary merged into OrthAlliance. OrthAlliance was formed in October 1996 and provides management and consulting services to orthodontists and pediatric dentists located throughout the United States. The OrthAlliance merger was accounted for using the purchase method of accounting and the results of operations of OrthAlliance have been included in our consolidated financial statements since November 9, 2001.

OVERVIEW OF SERVICE AND CONSULTING AGREEMENTS

We provide a wide range of services to our affiliated practices, including marketing and advertising, management information systems, staffing, supplies and inventory, scheduling, billing, financial reporting, accounting and other administrative services. These services are provided under long-term agreements with affiliated orthodontists and pediatric dentists and/or their professional entity. The terms of these agreements typically range from 20 to 40 years, with most being 25 years.

The form of agreement used for a particular affiliated practice is based upon the dental regulatory provisions of the state in which the affiliated practice is located. We use a form of service agreement in most states. We use a form of consulting agreement in a small number of states with relatively restrictive laws relating to the practice of dentistry. OrthAlliance and its affiliated practices are parties to service, consulting or management service agreements that differ in some respects from the service and consulting agreements that OCA has historically used.

OCA Service and Consulting Agreements. Under OCA's general form of service agreement, we provide affiliated practices with a wide range of business services in exchange for monthly service fees. The service fees we earn under these service agreements generally represent reimbursement for direct and indirect expenses that we incur in providing services to an affiliated practice (including employee costs, marketing and advertising costs, office rent, utilities expense, supply costs and general and administrative expenses), a portion of the operating profits of the affiliated practice on a cash basis and, in some cases, hourly-based service fees. We are also to be reimbursed for the affiliated practice's share of operating losses for newly-developed or de novo centers and depreciation expense related to property, equipment and improvements used in the operation of the practice. Excluding reimbursement of direct and indirect expenses and any hourly-based service fees, service fees based on the operating profits of the affiliated practice generally range from 40% to 50% of a mature practice's cash operating profits. In some cases, this is after reduction for any hourly-based service fees or hourly-based amounts retained by an affiliated practice.

Under OCA's general form of consulting agreement, the types of services we provide to affiliated practices are generally similar to the services we provide under our general form of service agreement. Fees paid to us under the consulting agreements generally are a combination of, depending on the service being performed, cost-based types of fees, flat monthly fees and hourly fees.

OrthAlliance Service, Consulting and Management Service Agreements. Under OrthAlliance's general form of service agreements, OrthAlliance generally must provide or arrange for certain services for its affiliated practices, and advise and assist the practices with respect to certain other services. These services are similar to those provided under OCA's service agreements. OrthAlliance is generally responsible for paying certain practice expenses, for which it is to be reimbursed by the affiliated practice. If the practice's collections are insufficient to fund the practice's current practice expenses, then OrthAlliance is generally obligated to advance funds for those expenses. Under these service agreements, OrthAlliance generally receives service fees based on a percentage of adjusted practice revenue (generally about 17.0%), subject in some cases to annual adjustments based upon improvements in the affiliated practice's operating margin and a minimum dollar amount of annual service fees during the first five years of the agreement, or a flat monthly fee with annual fixed-dollar increases.

Under OrthAlliance's general form of consulting agreements, OrthAlliance generally must provide certain specified services to its affiliated practices, provide other services at the request of the practices and consult with or advise the affiliated practices with respect to other services. These services are generally similar to those provided under OCA's service agreements. Under these agreements, OrthAlliance receives a consulting fee based on one of the fee structures described above with respect to OrthAlliance's service agreements.

Under OrthAlliance's general form of management service agreements, OrthAlliance generally is to provide for a wide range of services for its affiliated practices, including providing facilities, equipment, support personnel, utilities, supplies, bookkeeping, marketing and billing and collections services. These management service agreements generally provide for a service fee that varies from month to month depending on the particular practice's practice revenue and operating expenses, with a maximum of up to 19.5% of the practice's practice revenue on a cash basis plus reimbursement of practice-related expenses. A few of OrthAlliance's management service agreements provide for a fixed percentage service fee.

Fee Revenue Attributable to Service and Consulting Agreements. During 2002, 2001 and 2000, approximately 95% of our fee revenue was attributable to service and management service agreements, with the remainder being attributable to consulting agreements. During 2002, our operating margin (operating profit as a percentage of fee revenue) for fee revenue attributable to service and management service agreements was comparable to our operating margin for fee revenue attributable to consulting agreements.

SEASONALITY

Our affiliated practices have experienced their highest volume of new cases in the summer and other periods when schools are not typically in session. During these periods, children have a greater opportunity to visit an orthodontist or pediatric dentist to commence treatment. Consequently, our affiliated practices have experienced higher revenue during the first and third quarters of the year as a result of increased patient starts. During the Thanksgiving and Christmas seasons, our affiliated practices have experienced reduced volume and fourth quarter revenue for our affiliated practices has been generally lower as compared to other periods.

EITF ISSUE NO. 97-2

We do not have a controlling financial interest in our affiliated practices. In accordance with guidance in Emerging Issues Task Force Issue No. 97-2, we do not consolidate the patient revenue and other operations and accounts of our affiliated practices within our financial statements.

RESULTS OF OPERATIONS

The following table provides information about the percentage of fee revenue represented by the items in our consolidated statements of income for the periods indicated:

	Year Ended December 31,			Percentage Increase (Decrease)	
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000
Fee revenue	100.0%	100.0%	100.0%	25.3%	30.5%
Direct expenses:					
Employee costs	29.1	28.8	29.0	26.6	29.4
Orthodontic supplies	9.4	8.4	7.9	41.0	38.7
Rent	8.8	8.8	8.9	24.7	28.8
Marketing and advertising	7.7	7.5	8.2	28.6	20.5
Total direct expenses	55.0	53.5	54.0	28.8	29.2
General and administrative	13.6	11.2	10.5	51.7	38.7
Depreciation and amortization	5.2	5.7	5.6	15.6	30.3
Asset impairments	0.6	–	–	N/A	–
Non-recurring recruiting expense	2.9	–	–	N/A	–
Operating profit	22.6	29.6	29.9	(4.3)	30.0
Interest expense	(1.5)	(1.7)	(1.6)	8.8	35.2
Interest income	0.1	0.1	0.1	8.3	(42.9)
Non-controlling interest in subsidiary	–	–	–	–	–
Income before income taxes	21.2	28.0	28.4	(4.8)	28.8
Income taxes	8.0	10.6	10.6	(4.8)	29.9
Income before cumulative effect of change in accounting principle	13.2	17.4	17.8	(4.8)	28.1
Cumulative effect of change in accounting principle net of income tax benefit	–	–	(18.8)	–	N/A
Net income (loss)	13.2%	17.4%	(1.0)%	(4.8)%	N/A

2002 Compared To 2001

Overview. Our net income decreased to $58.2 million in 2002, from $61.1 million for 2001, primarily due to a non-recurring recruiting expense of $12.8 million ($8.0 million, net of income tax benefit) and non-cash asset impairments of $2.8 million ($1.7 million, net of income tax benefit). Excluding the impact of these charges, our net income was $67.9 million and net income per diluted share was $1.32 for 2002, compared to net income of $61.1 million and net income per diluted share of $1.21 for 2001. Our fee revenue increased $88.7 million, while direct and general and administrative expenses increased $54.1 million and $20.4 million, respectively, during 2002. Because we acquired OrthAlliance in November 2001 and their results were included in our results for approximately two months of 2001 and all of 2002, OrthAlliance's results significantly affected our 2002 results compared to our 2001 results.

Fee Revenue. Fee revenue increased $88.7 million, or 25.3%, to $439.6 million for 2002 from $351.0 million for 2001. This increase was attributable to the following:

- an increase of $49.4 million in fee revenue for centers open throughout both periods; and
- a net increase of $39.3 million in fee revenue from all other centers, including OrthAlliance affiliated centers.

Fee revenue during 2002 was negatively impacted by certain OrthAlliance affiliated practices that stopped paying service fees during 2002. During 2002, a total of 34 OrthAlliance affiliated practices that were paying service fees in the fourth quarter of 2001 discontinued paying service fees required under their service, consulting or management service agreements, including 26 in the third and fourth quarters of 2002. We stopped accruing fee revenue from these practices, which reduced our fee revenue in the third and fourth quarters of 2002. We expect some continued fluctuations in fee revenue during 2003 as some OrthAlliance affiliated practices are expected to buy-out of their service, consulting or management service agreements and as other OrthAlliance affiliated practices that are not currently paying services fees begin utilizing our services and again paying service fees. We also expect that declines in fee revenue from these buy-outs will be offset by increases in fee revenue from other practices over time.

During the fourth quarter of 2002, we established a settlement task force comprised of members of our executive management team. This team is focused on resolving litigation or disputes with OrthAlliance affiliated practices, and on obtaining amendments to service, consulting and management service agreements with OrthAlliance affiliated practices. During 2002, OrthAlliance affiliated practices completed the following transactions:

- five completed buy-outs of their service, consulting or management service agreements with OrthAlliance,
- one transitioned its practice to an OCA affiliated practice, and
- six amended their service, consulting or management service agreements in connection with the incentive programs offered to OrthAlliance affiliated practitioners and continued to be affiliated with OrthAlliance.

From January 1, 2003 through March 27, 2003, OrthAlliance affiliated practices completed the following transactions:

- one completed a buy-out of its consulting agreement with OrthAlliance,
- one transitioned its practice to an OCA affiliated practice,
- three amended their service, consulting or management service agreements in connection with the incentive programs offered to OrthAlliance affiliated practitioners and continued to be affiliated with OrthAlliance, and
- six entered into other amendments to their service, consulting or management service agreements and continued to be affiliated with OrthAlliance.

As of March 27, 2003, approximately 73 OrthAlliance affiliated practices have entered into amendments to their service, consulting or management service agreements with OrthAlliance in connection with the incentive programs offered to OrthAlliance affiliated practitioners, and six OrthAlliance affiliated practices have entered into other amendments to their service, consulting or management service agreements.

During 2002 and 2001, we were affiliated with the following number of practices as of the dates indicated:

	March 31,	June 30,	September 30,	December 31,
2002	376	373	377	371
2001	249	249	251	372

The following are key operating statistics of our affiliated practices in 2002 and 2001, which reflect the increase in fee revenue due to additional centers and existing centers' growth in 2002:

(in thousands, except percentage data)	2002	2001	Increase
Number of new patients	242	200	21.0%
Total new patient contract balances	$ 787,957	$ 640,369	23.0%
Total number of patient contracts at year-end	544	484	12.4%
Comparable center fee revenue growth [1]	16.8%	22.1%	N/A

(1) These amounts represent the growth in fee revenue in the indicated period relative to the comparable prior-year period by centers that were affiliated with us throughout each of the two periods being compared.

To a lesser extent, the increase in fee revenue was due to an increase in the average amount of fees that patients were charged for treatment by affiliated practices.

Employee Costs. Employee costs are payroll and benefits costs for employees at our affiliated centers and corporate headquarters. We do not employ affiliated orthodontists, pediatric dentists or general dental assistants. Employee costs increased $26.9 million, or 26.6%, to $128.0 million for 2002 from $101.1 million for 2001. As a percentage of fee revenue, employee costs increased to 29.1% for 2002 from 28.8% for 2001. The increase in employee costs in 2002 was primarily due to the inclusion of the costs of OrthAlliance employees for all of 2002, compared to less than two months for 2001.

Orthodontic Supplies. Orthodontic supplies primarily represent the costs of bands, brackets and wires used during orthodontic treatments and the costs of retainers and other removable or fixed appliances used prior to or after orthodontic treatments. Orthodontic supplies expense increased $12.0 million, or 41.0%, to $41.4 million for 2002 from $29.4 million for 2001, primarily due to the effect of including OrthAlliance's affiliated practices for 12 months in 2002, compared to less than two months in 2001, as well as the increase in the number of patients being treated in 2002. As a percentage of fee revenue, orthodontic supplies expense increased to 9.4% for 2002 from 8.4% for 2001, primarily due to:

- increases in the price charged for orthodontic supplies by certain of our vendors in late 2001 and early 2002;
- some OrthAlliance affiliated practices electing not to use our proprietary online purchasing system that provides cost savings on purchases of orthodontic supplies; and
- higher supply costs associated with providing Invisalign products to patients.

Rent. Rent expense primarily consists of costs of leasing office space for our affiliated centers and corporate headquarters, including common area maintenance charges. Rent expense increased $7.6 million, or 24.7%, to $38.5 million for 2002 from $30.9 million for 2001, primarily due to the effect of including OrthAlliance for 12 months in 2002 compared to less than two months in 2001. As a percentage of fee revenue, rent expense remained constant at 8.8% for 2002 and 2001.

Marketing and Advertising. Marketing and advertising expense represents costs associated with television, radio and print media advertising for affiliated practices. Marketing and advertising expense increased $7.6 million, or 28.6%, to $34.0 million for 2002 from $26.5 million for 2001. The increase in this expense primarily resulted from increases in marketing and advertising related to growth in fee revenue for existing centers as well as marketing and advertising for practices added after 2001. As a percentage of fee revenue, marketing and advertising expense increased to 7.7% for 2002 from 7.5% for 2001.

General and Administrative. General and administrative expense represents other costs incurred in the operation of our business, including costs for telephone, utilities, accounting and legal services, office supplies, general liability and property insurance coverage and provisions for uncollectible service fees receivable and advances to affiliated practices. General and administrative expense increased $20.4 million, or 51.7%, to $59.7 million for 2002 from $39.4 million for 2001. As a percentage of fee revenue, general and administrative expense increased to 13.6% for 2002 from 11.2% for 2001. The increase in general and administrative expense for 2002 was primarily due to:

- an increase of $2.8 million in telephone and utility costs primarily due to the effect of including OrthAlliance for all 12 months in 2002 compared to less than two months in 2001;
- an increase of $1.8 million in office supplies expense primarily attributable to price increases by vendors in the fourth quarter of 2001 and early 2002 and the effect of including OrthAlliance for all 12 months in 2002 compared to less than two months in 2001;
- an increase of $5.4 million in accounting, legal, litigation and insurance costs; and
- an increase of $3.8 million in the provision for uncollectible service fees receivable and advances to affiliated practices.

Asset Impairments. During 2002, we recorded non-cash asset impairment charges of $2.8 million ($1.7 million, net of income tax benefit) related to our evaluation of certain long-lived assets. We determined that approximately $516,000 of intangible assets related to certain service agreements and $2.3 million of property, equipment and improvements were impaired and, accordingly, expensed such costs.

Non-Recurring Recruiting Expense. During 2002, we recorded a non-recurring charge of $12.8 million ($8.0 million, net of income tax benefit) for amounts paid to a former employee for past recruiting services. We reached an agreement with the former employee regarding the previously disputed amounts and, in accordance with our accounting policies for such costs, the amounts paid to the former employee were treated as a non-recurring recruiting expense. We do not have similar recruiting arrangements with any other employee or affiliated practitioner.

Depreciation and Amortization. We depreciate property, equipment and improvements using the straight-line method over their estimated useful lives. We record this amount as depreciation expense. We amortize our intangible assets over the terms of the related service, consulting or management service agreements, up to 25 years. This amount is recorded as amortization expense. Depreciation expense increased $1.9 million, or 17.6%, to $12.7 million for 2002 from $10.8 million for 2001. Amortization expense increased $1.3 million, or 14.4%, to $10.3 million for 2002, from $9.0 million for 2001. The overall increase in depreciation and amortization expense was a result of the fixed assets acquired and service, consulting and management service agreements entered into for centers developed or acquired after 2001. As a percentage of fee revenue, depreciation and amortization expense was 5.2% for 2002 compared to 5.6% for 2001.

Operating Profit. Operating profit decreased $4.5 million, or 4.3%, to $99.5 million for 2002 from $104.0 million for 2001. As a percentage of fee revenue, operating profit decreased to 22.6% for 2002 from 29.6% for 2001. Excluding the asset impairment charge and non-recurring recruiting expense, operating profit for 2002 was $115.1 million, an increase of $11.1 million from 2001, or 26.2% of fee revenue.

Interest. Net interest expense consists of interest charges under our credit facilities and notes payable to affiliated practices. Net interest expense increased approximately $500,000, or 8.8%, to $6.2 million for 2002 from $5.7 million for 2001. As a percentage of fee revenue, net interest expense decreased to 1.4% for 2002 from 1.6% for 2001. The increase in this expense resulted from an increase since 2001 in the average balance of borrowings under our prior revolving line of credit and bridge credit facility associated with the OrthAlliance merger, and an increase in the average interest rate charged for those borrowings.

Provision For Income Taxes. Provision for income taxes decreased $1.8 million, or 4.8%, to $35.3 million for 2002 from $37.1 million for 2001. Our effective income tax rate was 37.8% for 2002 and 2001.

Net Income. During 2002, our net income decreased to $58.2 million, compared to a net income of $61.1 million for 2001 due to the factors discussed above. As a percentage of fee revenue, net income for 2002 was 13.2%, as compared to 17.4% for 2001. Excluding the non-cash asset impairment charges and the non-recurring recruiting expense, net of income tax benefit, net income for 2002 was $67.9 million, an increase of $6.8 million from 2001, and net income as a percentage of fee revenue was 15.4%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2001 Compared To 2000

Overview. Our net income was $61.1 million in 2001, compared to a net loss of $2.9 million for 2000, primarily due to significant increase in fee revenue during 2001 and the cumulative effect of a change in accounting principle in 2000 of $50.6 million, net of an income tax benefit, with respect to our change in revenue recognition effective January 1, 2000 pursuant to SAB 101. During 2001, our operating margin (or operating profits as a percentage of fee revenue) slightly decreased to 29.6% from 29.8% for 2000. Our fee revenue increased 30.5% to $351.0 million during 2001, from $268.8 million for 2000. Our direct expenses increased 29.2% to $187.8 million during 2001, from $145.3 million for 2000. As a percentage of fee revenue, our direct expenses slightly decreased to 53.5% during 2001 from 54.0% for 2000.

Fee Revenue. Fee revenue increased $82.1 million, or 30.5%, to $351.0 million for 2001 from $268.8 million for 2000 due to the following:

- an increase of $54.2 million in fee revenue from centers open throughout both periods and from the inclusion of OrthAlliance after November 9, 2001; and
- an increase of $27.9 million in fee revenue from centers opened since January 1, 2000.

We recognized revenue of $23.9 million during 2001 and $57.3 million during 2000 that was included in the cumulative effect of changes in accounting principles during 2000.

During 2001 and 2000, we were affiliated with the following number of practices as of the dates indicated:

	March 31,	June 30,	September 30,	December 31,
2001	249	249	251	372
2000	236	233	239	245

The following are key operating statistics of our affiliated practices in 2000 and 2001, which reflect the increase in fee revenue due to additional centers and existing centers' growth in 2001:

(in thousands, except percentage data)	2001	2000	Increase
Number of new patients	200	161	24.2%
Total new patient contract balances	$ 640,369	$ 494,087	29.6%
Total number of patient contracts at year-end	484	343	41.1%
Comparable center fee revenue growth (1)	22.1%	22.6%	N/A

(1) These amounts represent the growth in fee revenue in the indicated period relative to the comparable prior-year period by centers that were affiliated with us throughout each of the two periods being compared.

Employee Costs. Employee costs are payroll and benefits for employees at our affiliated centers and corporate headquarters. We do not employ affiliated orthodontists, pediatric dentists or general dental assistants. Employee costs increased $23.0 million, or 29.4%, to $101.1 million for 2001 from $78.1 million for 2000. As a percentage of fee revenue, employee costs decreased to 28.8% for 2001 from 29.0% for 2000. As a result of developments in orthodontic technology, a patient may be seen every six to eight weeks, rather than the traditional four weeks, without compromising quality of care. Consistent with industry trends, our affiliated orthodontists have begun increasing the intervals between patient treatments. During 2001, patients in our affiliated orthodontic centers averaged 45.9 days between office visits, compared to an average of 43.6 days during 2000. This increase in patient treatment interval reduces the number of office visits during the term of a patient's treatment, which continues to average about 26 months, and results in lower employee costs per patient. The increased interval does not, however, reduce the amount of treatment fees per patient. Therefore, the increased interval reduces the employee costs incurred with respect to an individual patient relative to the patient's treatment fee.

Orthodontic Supplies. Orthodontic supplies primarily represent the costs of bands, brackets and wires used during orthodontic treatments and the costs of retainers and other removable or fixed appliances used prior to or after orthodontic treatments. Orthodontic supplies expense increased $8.2 million, or 38.7%, to $29.4 million for 2001 from $21.2 million for 2000. As a percentage of fee revenue, orthodontic supplies expense increased to 8.4% for 2001 from 7.9% for 2000. This increase was primarily due to increases, for the first time in about three years, in prices charged for orthodontic supplies by certain of our vendors.

Rent. Rent expense primarily consists of costs of leasing office space for our affiliated centers and corporate headquarters, including common area maintenance charges. Rent expense increased $6.9 million, or 28.8%, to $30.9 million for 2001 from $24.0 million for 2000. This increase was primarily due to centers acquired, affiliated, opened or relocated after 2000. As a percentage of fee revenue, rent expense slightly decreased to 8.8% for 2001 from 8.9% for 2000. This decrease was due, in part, to the fact that we maintained a corporate office in leased office space located in Ponte Vedra Beach, Florida for only a portion of 2001, as compared to all of 2000.

Marketing and Advertising. Marketing and advertising expense represents costs associated with television, radio and print media advertising for affiliated practices. Marketing and advertising expense increased $4.5 million, or 20.5%, to $26.5 million for 2001 from $22.0 million for 2000. The increase in this expense primarily resulted from increases in marketing and advertising related to growth in fee revenue for existing centers as well as marketing and advertising for centers added after 2000. As a percentage of fee revenue, marketing and advertising expense decreased to 7.5% for 2001 from 8.2% for 2000. This decrease was primarily due to advertising in more effective media in 2001 and, to a lesser extent, to the fact that OrthAlliance affiliated practices generally advertised less than other OCA affiliated practices.

General and Administrative. General and administrative expense represents other costs incurred in the operation of our business, including costs for telephone, utilities, accounting and legal services, office supplies, general liability and property insurance coverage and provision for uncollectible service fees receivable and advances to affiliated orthodontists. General and administrative expense increased $11.0 million, or 38.7%, to $39.4 million for 2001 from $28.4 million for 2000. As a percentage of fee revenue, general and administrative expense increased to 11.2% for 2001 from 10.6% for 2000. The increase in general and administrative expense primarily resulted from increases in fees paid to financial institutions, costs to install DSL lines for our affiliated centers and office supplies expense. Fees paid to financial institutions primarily related to costs incurred to amend our former revolving line of credit and to obtain a $50.0 million bridge credit facility in connection with the OrthAlliance merger. The DSL connection allows for certain software applications to be provided through a World Wide Web interface, which enables affiliated practices to access and update patient records, accounting records and other data from any location. The increase in office supplies expense was primarily attributable to price increases by certain vendors, some of which increased prices for the first time in about three years, and an increase in office supplies use due to an increased number of patients and affiliated practices during 2001.

Depreciation and Amortization. We depreciate our property, equipment and improvements using the straight-line method over their estimated useful lives. We amortize our intangible assets over the terms of the related service, consulting and management service agreements, up to 25 years. We record this amount as amortization expense. Depreciation expense increased $2.6 million, or 31.7%, to $10.8 million for 2001, from $8.2 million for 2000. Amortization expense increased $2.0 million, or 28.6%, to $9.0 million for 2001, from $7.0 million for 2000. The increase in depreciation and amortization expense was a result of the fixed assets acquired and service, consulting and management service agreements entered into for centers developed or acquired after 2000. As a percentage of fee revenue, depreciation and amortization expense was 5.7% for 2001 compared to 5.6% for 2000. There was no amortization of the goodwill amount recorded as a result of the OrthAlliance acquisition.

Operating Profit. Operating profit increased $24.0 million, or 30.0%, to $104.0 million for 2001 from $80.0 million for 2000. As a percentage of fee revenue, operating profit decreased to 29.6% for 2001 from 29.8% for 2000.

Interest. Net interest expense consists of interest charges from our credit facilities and notes payable to affiliated practices. Net interest expense increased $2.0 million, or 54.0%, to $5.7 million for 2001 from $3.7 million for 2000. As a percentage of fee revenue, net interest expense increased to 1.6% for 2001 from 1.4% for 2000. The increase in this expense resulted from an increase during 2001 in the average balance of borrowings under our revolving line of credit and bridge credit facility associated with expansion in new and existing markets and the OrthAlliance merger, and an increase in the average interest rate charged for those borrowings.

Provision For Income Taxes. Provision for income taxes increased $8.5 million, or 30.7%, to $37.1 million for 2001 from $28.6 million for 2000. Our effective income tax rate was 37.8% for 2001 and 2000. Our change in accounting principle pursuant to SAB 101 effective January 1, 2000 resulted in deferred tax assets of $41.4 million. We have provided no valuation allowance for these deferred tax assets. We believe that the deferred tax assets at December 31, 2001 are realizable through carrybacks and future reversals of existing taxable temporary differences.

Cumulative Effect Of A Change In Accounting Principle. During 2000, we recorded a cumulative effect of a change in accounting principle of $50.6 million, net of an income tax benefit of $30.6 million, with respect to our change in revenue recognition effective as of January 1, 2000 pursuant to SAB 101.

Net Income (Loss). During 2001, our net income increased to $61.1 million, compared to a net loss of $2.8 million for 2000, primarily due to a significant increase in fee revenue during 2001 and the cumulative effect of a change in accounting principle in 2000 of $50.6 million, net of an income tax benefit, with respect to our change in revenue recognition effective January 1, 2000 pursuant to SAB 101. As a percentage of fee revenue, net income for 2001 was 17.4%, as compared to (1.0)% for our net loss for 2000, as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Our working capital at December 31, 2002 was $89.5 million, including cash and cash equivalents of $7.5 million, compared to working capital at December 31, 2001 of $29.5 million, including cash and cash equivalents of $14.2 million. At December 31, 2002, our current ratio (total current assets divided by total current liabilities) was 2.66, compared to a current ratio of 1.52 at December 31, 2001. The increase of $60.0 million in working capital during 2002 was primarily due to increases of $28.8 million in the current portion of service fees receivable and $33.2 million in the current portion of deferred taxes during 2002 as compared to 2001. We did not make significant additional borrowings under our prior revolving credit facility and bridge credit facility during 2002 and used excess cash to repurchase shares of our common stock and to reduce our long-term debt.

Cash Flows

The following table summarizes cash flow information for the years ended December 31, 2002, 2001 and 2000, respectively:

(In thousands)	2002	2001	2000
Net cash provided by operating activities	$ 62,074	$ 39,640	$ 43,473
Net cash used in investing activities	(40,750)	(41,317)	(52,362)
	21,324	(1,677)	(8,889)
Net cash provided by (used in) financing activities	(28,587)	14,150	7,884
Net change in cash and cash equivalents	$ (6,650)	$ 9,482	$ (1,132)

Operating Activities. Net cash provided by operating activities was $62.1 million for 2002, an increase of $22.4 million, or 56.6%, from $39.6 million for 2001. Net cash provided by operating activities in 2002 was primarily affected by the following:

- *Noncash items.* Non-cash items increased by $14.5 million, or 70.6%, to $35.0 million in 2002 from $20.5 million in 2001. This increase was primarily due to increases of $3.1 million in depreciation and amortization expense, $4.8 million in non-recurring recruiting expense, $2.8 million in asset impairments and $3.8 million in provision for bad debt expense during 2002 as compared to 2001. As discussed above in "—RESULTS OF OPERATIONS," we recorded $12.8 million in non-recurring recruiting expense during 2002 related to amounts paid to a former employee for his past recruiting services. Of this amount, $8.0 million was paid in cash and the remaining $4.8 million, which is included in noncash items, relates to forgiveness of debt owed by the former employee.
- *Deferred income taxes.* In April 2002, we filed an application with the Internal Revenue Service ("IRS") to change our method of recognizing revenue for income tax purposes to a method that is comparable to the method we use for financial reporting purposes. We did not make any estimated federal income tax payments during 2002 based on our expectation that the one-time, cumulative effect of the change in tax accounting method would at least alleviate any liability for estimated federal income tax installments during 2002. On January 10, 2003, the IRS granted our requested change in tax accounting method, which reduced our federal and state income tax liability by approximately $55.7 million. We have reduced our long-term deferred tax assets for federal and state income tax liability for 2002 by $38.2 million and expect the deferred tax assets will offset a portion of the federal and state income tax payable for 2003. In addition, we received refunds of $10.2 million for a portion of the deferred income taxes recorded from the OrthAlliance acquisition.
- *Service fees receivable.* During 2002, the current portion of service fees receivable, net of allowance for uncollectible amounts, increased $28.8 million, or 83.2%, to $63.4 million at December 31, 2002 from $34.6 million at December 31, 2001. The unreimbursed expense portion of service fees receivable increased $19.1 million, or 79.6%, during 2002, to $43.1 million at December 31, 2002 from $24.0 million at December 31, 2001. Our form of service agreement provides for reimbursement of the affiliated practices' share of certain expenses over a five-year period. These amounts represent a non-current receivable from the affiliated practices and are classified as such in our financial statements. Because of the long term nature of these receivables, cash flow from operating activities is negatively affected by the increase in service fees receivable. These increases resulted from varying increases in three categories of fee revenue: (1) fee revenue related to patient fees receivable that have been billed to patients or third party payors, (2) fee revenue related to patient fees receivable that have not yet been billed to patients or third party payors, and (3) fee revenue related to certain unreimbursed practice-related expenses. This increase and these three categories of fee revenue are addressed in greater detail in the section above captioned "—Service Fees Receivable."
- *Service fee prepayments.* During 2002, service fee prepayments decreased $6.2 million, or 44.6%, to $7.7 million at December 31, 2002 from $14.0 million at December 31, 2001. Service fee prepayments represent service fees which we have not yet recognized for revenue recognition purposes, but for which we have received payment from affiliated practices. Some of our affiliated practices require that their patients pay a down payment of approximately 25% of the total treatment fee at the commencement of treatment. Because we recognize fee revenue based on a straight-line allocation of treatment fees, this results in us receiving cash in advance of incurring certain practice-related expenses and recognizing certain service fees as fee revenue. The decrease in service fee prepayments during 2002 was primarily due to a decrease in new patient contracts initiated by OrthAlliance affiliated practices in 2002 as compared to 2001.
- *Supplies inventory.* During 2002, cash used for supplies inventory increased by $2.1 million to $3.7 million in 2002 from $1.5 million 2001. This increase was primarily due to the number of patients currently being treated and the overall price increase charged by our vendors.
- *Accounts payable and other current liabilities.* During 2002, cash used for accounts payable and other current liabilities increased by $2.5 million, or 22.6%, to $13.3 million in 2002 from $10.9 million in 2001. This increase was

primarily due to decreases of $1.2 million in deferred revenue and $1.4 million in income taxes payable. The decrease in accounts payable was mostly offset by an increase in accrued salaries and other current liabilities.

- *Amounts payable to affiliated practices.* We reduced amounts payable to affiliated practices by $5.8 million during 2002, primarily to OrthAlliance affiliated practices, compared to a reduction of $1.5 million during 2001.

Net cash provided by operating activities was $39.6 million for 2001, a decrease from $43.5 million for 2000. Net cash provided by operating activities during 2001 was positively impacted by an increase in net income before the cumulative effect of a change in accounting principles during 2001 of $13.4 million, or 28.1%, an increase in depreciation and amortization during 2001 of $4.7 million, or 30.6%, and a decrease during 2001 in deferred income taxes of $6.8 million, or 87.7%, as compared to 2000. Offsetting these positive impacts on net cash provided by operating activities during 2001 were an increase in service fees receivable during 2001 of $24.0 million, and a decrease in accounts payable and other current liabilities during 2001 of $10.9 million, as compared to 2000. The decrease in accounts payable and other current liabilities during 2001 was primarily due to payment of liabilities assumed in connection with the OrthAlliance merger in November 2001.

Investing Activities. Net cash used in investing activities was $40.8 million for 2002, a decrease of 1.4% from $41.3 million for 2001. This decrease was primarily due to a decrease of $7.5 million used to purchase property, equipment and improvements and a decrease of $6.1 million used to acquire service or consulting agreements during 2002, compared to 2001. Partially offsetting this decrease was an increase of $12.0 million in cash used for advances to affiliated practices during 2002, compared to 2001.

- *Intangible assets acquired.* During 2002, we paid $10.4 million to acquire and amend service or consulting agreements, pursuant to which we obtain the exclusive right to provide operations, financial, marketing and administrative services to the practice during the term of the service agreement, compared to $16.5 million in 2001. We may, from time to time, provide consideration to existing practices for amendments to their service agreements to include terms that are beneficial to us and/or to extend the service agreements to include newly acquired practices, centers or patient bases. Of the $10.4 million paid to acquire or amend service or consulting agreements during 2002, approximately 42.5% related to new affiliations and 57.5% related to existing affiliated practices to acquire or amend service or consulting agreements during 2002. Payments to existing practices were primarily to certain OrthAlliance affiliated practitioners in connection with amendments to their service or consulting agreements under incentive programs initiated in connection with the OrthAlliance merger and integration of OrthAlliance's affiliated practices.
- *Purchases of property, equipment and improvements.* We purchased $14.6 million and $22.1 million in property, equipment and improvements for 2002 and 2001, respectively. The following table provides information about the composition of these purchases during 2002 (in millions):

Center additions	$	4.2
Remodeling and additional capital expenditures for existing centers		5.2
Capital expenditures for corporate offices		0.9
International development		4.3
Total	$	14.6

- *Advances to affiliated practices.* We advanced $15.8 million to affiliated practices during 2002, compared to $3.8 million for 2001. Of the amount advanced during 2002, approximately 55.6% was to provide funding for compensation of practitioners at newly-developed practices or at existing practices adding new centers, 31.4% to affiliated practices relating to the amount of the affiliated practices' operating profits anticipated to be retained by the practices, and 13.0% to provide additional funding for affiliated practitioners.

Net cash used in investing activities was $41.2 million for 2001, a decrease of $11.0 million, or 21.1%, from $52.4 million for 2000. This decrease was primarily due to a decrease of $11.8 million used to acquire service or consulting agreements during 2001, as compared to 2000. During 2001, we acquired service and consulting agreements primarily by issuing 1.2 million shares of our common stock in connection with the merger with OrthAlliance. We paid $16.5 million to acquire or amend service or consulting agreements during 2001, of which approximately 77.0% related to new affiliations and 23.0% related to existing affiliated practices, excluding the effect of the OrthAlliance merger. Of the amount invested in new affiliations during 2001, a portion was related to practices that signed definitive agreements in 2000, but to which we did not remit consideration for the affiliation until 2001.

During 2001, we purchased $22.1 million in property, equipment, and improvements. The following table provides information about the composition of these purchases during 2001 (in millions):

Center additions	$	8.4
Remodeling and additional capital expenditures of existing centers		11.8
Capital expenditures for corporate offices		0.2
International development		1.7
Total	$	22.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financing Activities. Net cash used in financing activities was $28.6 million for 2002, compared to $14.2 million of net cash provided by financing activities during 2001. The following activities contributed to the increase in net cash used during 2002 as compared to 2001:

- repurchases of approximately 1.1 million shares of our common stock during 2002 for an aggregate purchase price of approximately $15.0 million;
- an increase of $3.7 million in repayments on notes payable to affiliated practices during 2002 as compared to 2001;
- a decrease of $11.6 million in issuance of our common stock related to the exercise of stock options in 2002 as compared to 2001; and
- a decrease of $25.9 million in borrowings under our credit facilities during 2002 as compared to 2001.

These activities were partially off-set by a decrease of $13.9 million in payments on long-term debt.

Net cash provided by financing activities was $14.2 million for 2001, an increase of $6.2 million, or 79.5%, from $7.9 million in 2000. This increase was primarily due to an increase of $18.7 million in borrowings under our revolving line of credit and bridge credit facility during 2001, as well as an increase of $10.5 million in the issuance of our common stock related to the exercise of stock options during 2001, compared to 2000. Partially offsetting these increases was an increase of $21.4 million during 2001 in payments of notes payable to affiliated practices and long-term debt, compared with 2000. We used the proceeds from the exercise of the stock options during 2001 to repay a portion of the indebtedness outstanding under our revolving line of credit. We borrowed an additional $11.5 million under the revolving line of credit and $50.0 million under our bridge credit facility in 2001, primarily to repay $59.5 million of indebtedness outstanding under OrthAlliance's revolving line of credit upon the merger with OrthAlliance.

Uses of Capital

Capital Expenditures. Our capital expenditures consist primarily of the costs associated with expenditures to facilitate growth in new and existing centers, maintenance expenditures to sustain current levels of business activity at existing centers, acquisitions of the fixed assets of newly affiliated practices and development of de novo centers in the United States and abroad. The average cost of developing a new orthodontic center in the United States is about $350,000, including the cost of equipment, leasehold improvements, working capital and start-up losses associated with the initial operations of the orthodontic center. These costs are shared by us and the particular affiliated practice. We generally bear an affiliated practice's share of these costs until we are reimbursed by the practice. In some cases, we have assisted our practices in obtaining financing for their share of these costs by providing a guaranty of loans from our primary lender. The outstanding balance of these amounts we guaranteed was approximately $700,000 and $1.9 million at December 31, 2002 and December 31, 2001, respectively.

During our rapid growth in the 1990's, we expended a disproportionately high amount of our capital investment on de novo centers relative to expenditures on existing centers. During recent years, however, our capital expenditures have been increasingly directed toward remodeling, improving and expanding our existing affiliated centers to facilitate internal growth. During recent years, we also invested significantly in computer systems infrastructure and other technology for our affiliated centers, such as advanced digital cameras or DSL data delivery capability. In addition, we continue to invest in our international operations.

Other Uses of Capital. Newly-developed affiliated practices and existing affiliated practices that expand their capacity by adding additional centers or practitioners typically experience cash flow needs until they begin generating sufficient operating profits at the newly-developed or newly-expanded centers. We may advance funds to affiliated practices to assist them in maintaining their compensation during the start up or expansion phase of their practices. These advances are generally interest free and unsecured. The affiliated practice generally begins to repay the advances once the practice or center becomes profitable, generally at the beginning of the second year that the practice or center is open. We intend to fund these advances and any continued financing through a combination of borrowings under our credit facility and cash from operations.

On August 6, 2002, our Board of Directors approved a common stock repurchase program. Under the program, we may repurchase up to 2.0 million shares of our common stock from time to time in the open market at prevailing market prices or in privately-negotiated transactions during the 18 months following approval of the repurchase program. Through December 31, 2002, we repurchased approximately 1.1 million shares of our common stock for an aggregate purchase price of approximately $15.0 million. The shares were repurchased in the open market at prevailing market prices using cash from operations. Repurchased shares are held in treasury, and may be available for use in connection with our stock option plans, stock programs and acquisitions, or for other corporate purposes. On January 2, 2003, we entered into a new credit facility that permits additional repurchases of shares of our common stock under certain conditions. We anticipate making additional repurchases under this program.

In 2002, we paid $6.5 million to certain affiliated practitioners for amounts earned under incentive programs. Participants in these programs are eligible to receive annual payments under these programs during 2003, 2004 and 2005. If all conditions are met under these programs during 2003, we would pay participants an aggregate of $6.8 million for 2003.

At December 31, 2002, we had current maturities of $8.3 million under our credit facility and $8.4 million due to our affiliated practices. We expect cash from operations to fund these payments during 2003.

Capital Resources. On January 2, 2003, we obtained a three-year, $125.0 million credit facility with a lending group that consists of Bank of America, N.A., Bank One, N.A., U.S. Bank National Association, Hibernia Bank and Whitney National Bank. The credit facility is comprised of a $100.0 million revolving line of credit and a $25.0 million term loan. The revolving line of credit provides funding for our general working capital and expansion of the number of affiliated centers, and bears interest at varying rates above the lender's prime rate or Eurodollar rate. Amounts borrowed under the credit facility are secured by a security interest in our ownership interests in our operating subsidiaries. Proceeds from the new credit facility were used to repay approximately $106.2 million of indebtedness outstanding under our prior revolving credit facility and bridge credit facility.

Our new credit facility requires that we maintain certain financial and non-financial covenants under the terms of the credit agreement, including a maximum leverage ratio, minimum fixed charge coverage ratio, minimum consolidated net worth and maximum ratio of funded debt to total patient contract balances. The credit agreement also imposes restrictions on our acquisitions, investments, dividends, stock repurchases and other aspects of our business. If we do not comply with these covenants and restrictions, the lenders could demand immediate payment of all amounts borrowed under the credit facility, and terminate our ability to borrow funds under the credit facility.

We believe that our cash needs will primarily relate to development of additional centers and affiliation with additional practices in the United States and other countries, capital expenditures for our existing affiliated centers and computer systems, repayment of indebtedness, payment of income taxes and general corporate purposes. Our cash needs could vary significantly depending upon our growth, results of operations and new affiliations with additional practices, as well as the outcome of pending litigation and other contingencies. We expect to fund these cash needs through a combination of cash flows from our operations and funds available under our credit facility. We currently believe that we will be able to meet our anticipated funding requirements for at least the next 12 months. However, our ability to meet these funding needs could be adversely affected if we were to suffer adverse results from our operations, or lose a material portion of our affiliated practices, if our affiliated practices were to suffer adverse results of operations or a material loss of patients, if we suffer adverse outcomes from pending litigation and other contingencies or if we violate the covenants and restrictions of our credit facility.

Contractual Obligations

The following table summarizes our contractual obligations by period as of December 31, 2002:

	Payments Due by Period				
(In thousands)	Total	Less Than 1 Year	1 - 3 Years	3 – 5 Years	More Than 5 Years
Long-term debt obligations [1]	$ 119,231	$ 16,720	$ 21,195	$ 84	$ –
Operating lease obligations	48,836	19,866	19,791	6,475	2,704
Guarantees [2]	713	713	–	–	–
Total contractual obligations	$ 168,780	$ 37,299	$ 40,986	$ 6,559	$ 2,704

(1) Includes the $25.0 million term loan component of our new $125.0 million credit facility and excludes any amounts borrowed under the $100.0 million revolving line of credit component of the credit facility.

(2) We have guaranteed debt for some of our affiliated practices to assist them in obtaining financing for their portion of initial operating losses and capital improvements for newly developed orthodontic centers. We generally no longer guarantee new debt for our affiliated practices.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 requires that gains or losses on extinguishment of debt for all prior periods presented that do not meet the criteria in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events or Transactions" should be reclassified into income from continuing operations. SFAS No. 13, "Accounting for Leases," has been amended to require sale-leaseback accounting for certain lease modifications that are similar to sale-leaseback transactions. The rescission of SFAS No. 4 and the amendment to SFAS No. 13 shall be effective for fiscal years and transactions, respectively, occurring after May 15, 2002. At this time, we do not expect the adoption of SFAS No. 145 to have a material impact on our financial position, results of operations or cash flows.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," replaced Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS No. 146 requires companies to recognize certain costs associated with exit or disposal activities when the liability is incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB amended SFAS No. 123, "Accounting for Stock-Based Compensation" with SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and provides for alternative methods of transition to a voluntary change to the fair value method of accounting for stock-based employee compensation under SFAS No. 123. SFAS No. 148 also amends the disclosure requirements in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used. The disclosure provisions of SFAS No. 148 are required to be adopted by all companies, regardless of method used to account for stock-based compensation. On January 1, 2003, we did not transition to a fair value method of accounting for stock-based compensation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk inherent in our market risk sensitive instruments is the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. All financial instruments that we hold described below we hold for purposes other than trading.

Interest Rate Risk

Our lines of credit and amounts due from affiliated practices expose our earnings to changes in short-term interest rates since the interest rates on the financial instruments are variable. For lines of credit, if (i) the variable rates on our financial instruments were to increase by 1% from the rate at December 31, 2002, and (ii) we borrowed the maximum amount available under our credit facility ($125 million) for all of 2003, solely as a result of the increase in interest rates, our interest expense would increase, resulting in a $778,000 decrease in net income, assuming an effective tax rate of approximately 37.8%.

This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment, or the effect of such a change in interest rates as of another or future date. Further, in the event of a change of such magnitude, we would likely take actions to further mitigate our exposure to the change.

Foreign Currency Exchange Risk

We typically do not hedge our foreign currency exposure. Our foreign operations generated an immaterial loss during 2002. Funds generated from our foreign operations in 2002 were retained in those countries to fund operations. We believe that our exposure to foreign currency rate fluctuations is not currently material to our financial condition or results in operations.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

Fee revenue from international operations as a percentage of our total fee revenue was 2.1%, 2.4% and 4.0% for 2002, 2001 and 2000, respectively. Long-lived assets located in foreign countries as a percentage of our total long-lived assets was 4.0%, 3.4% and 4.9% for 2002, 2001 and 2000, respectively.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We expect that any future earnings will be retained for the growth and development of our business. Accordingly, we do not anticipate that we will declare or pay any cash dividends on our common stock for the foreseeable future. The declaration, payment and amount of future dividends, if any, will depend upon our future earnings, results of operations, financial position and capital requirements, among other factors. In addition, our credit facility does not permit us to pay cash dividends.

Report of Independent Auditors

The Board of Directors
Orthodontic Centers of America, Inc.

We have audited the accompanying consolidated balance sheets of Orthodontic Centers of America, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orthodontic Centers of America, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue in 2000.

Ernst & Young LLP

New Orleans, Louisiana
March 18, 2003

Management's Responsibility for Financial Reporting

Orthodontic Centers of America, Inc. and its Subsidiaries

The consolidated financial statements included in this Annual Report have been prepared by management, which is responsible for the integrity and fair presentation of the financial data and related disclosures. The consolidated financial statements are in accordance with accounting principles generally accepted in the United States and necessarily include amounts that are based on management's estimates and assumptions. Management believes that the consolidated financial statements fairly reflect the Company's financial position and results of operations.

To gather and control financial data, the Company maintains accounting systems supported by internal controls that provide reasonable assurance over the preparation of reliable financial statements. Management believes that a high level of internal control is maintained by the selection and training of qualified personnel, by the establishment and communication of accounting and business policies, and by internal audits.

Ernst & Young LLP, independent auditors, are engaged to audit and to render an opinion as to whether the Company's financial statements, considered in the entirety, present the Company's financial condition and operating results fairly. Their audit is conducted in accordance with auditing standards generally accepted in the United States, and their report is included on this page.

The Audit Committee of the Board of Directors, composed of three outside directors, reviews the Company's accounting and auditing policies and meets regularly with the Company's internal audit staff and the independent auditors.

Bartholomew F. Palmisano, Sr.
Chairman, President,
Chief Executive Officer, and Co-founder

Thomas J. Sandeman
Chief Financial Officer

Consolidated Balance Sheets

(In thousands, except share amounts)	December 31, 2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,522	$ 14,172
Current portion of service fees receivable, net of allowance for uncollectible amounts of $5,095 in 2002 and $3,852 in 2001	63,448	34,605
Current portion of advances to affiliated practices, net of allowance for uncollectible amounts of $2,406 in 2002 and $8,955 in 2001	14,857	16,824
Deferred income taxes	37,572	4,374
Supplies inventory	12,526	8,843
Prepaid expenses and other assets	7,439	6,963
Total current assets	143,364	85,781
Unreimbursed expense portion of service fees receivable	43,070	24,005
Advances to affiliated practices, less current portion, net	15,687	10,756
Property, equipment and improvements, net	90,060	91,843
Deferred income taxes	–	56,694
Intangible assets, net	220,383	229,276
Goodwill	87,641	71,782
Other assets	7,040	6,173
TOTAL ASSETS	$ 607,245	$ 576,310
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 8,048	$ 11,321
Accrued salaries and other accrued liabilities	20,620	18,142
Deferred revenue	713	1,929
Income taxes payable	–	1,363
Service fee prepayments	7,743	13,976
Amounts payable to affiliated practices	–	5,471
Current portion of notes payable to affiliated practices	8,387	4,036
Current portion of long-term debt	8,333	–
Total current liabilities	53,844	56,238
Deferred tax liability	8,030	–
Notes payable to affiliated practices, less current portion	4,612	11,564
Long-term debt, less current portion	97,899	119,000
Non-controlling interest in subsidiary	–	56
Shareholders' equity:		
Preferred stock, $.01 par value: 10,000,000 shares authorized; no shares outstanding	–	–
Common stock, $.01 par value: 100,000,000 shares authorized; approximately 51,268,000 shares issued and outstanding at December 31, 2002 and 50,914,000 shares issued and outstanding at December 31, 2001	512	509
Additional paid-in capital	217,840	208,949
Retained earnings	240,911	182,715
Accumulated other comprehensive loss	(1,376)	(1,989)
Due from key employees for stock purchase program	–	(488)
Capital contributions receivable from shareholders	–	(244)
Less cost of approximately 1,097,000 shares of treasury stock at December 31, 2002	(15,027)	–
Total shareholders' equity	442,860	389,452
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 607,245	$ 576,310

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(In thousands, except per share data)	Year Ended December 31, 2002	2001	2000
Fee revenue	$ 439,606	$ 350,954	$ 268,836
Direct expenses:			
Employee costs	127,979	101,105	78,051
Orthodontic supplies	41,405	29,366	21,274
Rent	38,495	30,868	23,973
Marketing and advertising	34,006	26,453	22,001
Total direct expenses	241,885	187,792	145,299
General and administrative	59,737	39,372	28,360
Depreciation expense	12,656	10,796	8,151
Amortization expense	10,268	9,029	7,024
Asset impairments	2,801	–	–
Non-recurring recruiting expense	12,772	–	–
Operating profit	99,487	103,965	80,002
Interest expense	(6,722)	(6,182)	(4,571)
Interest income	520	480	840
Non-controlling interest in subsidiary	202	(56)	–
Income before income taxes and cumulative effect of change in accounting principle	93,487	98,207	76,271
Income taxes	35,291	37,073	28,549
Income before cumulative effect of change in accounting principle	58,196	61,134	47,722
Cumulative effect of change in accounting principle, net of income tax benefit	–	–	(50,576)
Net income (loss)	$ 58,196	$ 61,134	$ (2,854)
Net income (loss) per share:			
Basic before cumulative effect of change in accounting principle	$ 1.14	$ 1.24	$ 0.99
Cumulative effect of change in accounting principle, net of income tax benefit	–	–	(1.04)
Basic	$ 1.14	$ 1.24	$ (0.05)
Diluted before cumulative effect of change in accounting principle	$ 1.13	$ 1.21	$ 0.96
Cumulative effect of change in accounting principle, net of income tax benefit	–	–	(1.02)
Diluted	$ 1.13	$ 1.21	$ (0.06)
Weighted average shares outstanding:			
Basic	51,255	49,235	48,412
Diluted	51,463	50,438	49,845

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands, except share amounts)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Due From Key Employees For Stock Purchase Program	Capital Contributions Receivable From Shareholders	Treasury Stock	Total Shareholders' Equity
Balance at January 1, 2000	$ 481	$ 161,465	$ 124,435	$ -	$ (5,236)	$ (2,618)	$ –	$ 278,527
Issuance of shares under stock option plans (479,000 shares)	3	3,512	–	–	–	–	–	3,515
Issuance of shares of common stock to obtain Service Agreements (185,000 shares)	2	4,056	–	–	–	–	–	4,058
Repayment of loans from key employee for stock purchase program	–	(1,816)	–	–	3,632	816	–	2,632
Issuance of shares under orthodontist stock purchase program (22,700 shares)	1	1,444	–	–	–	–	–	1,445
Comprehensive loss:								
Net loss	–	–	(2,854)	–	–	–	–	(2,854)
Other comprehensive loss Foreign currency translation adjustment	–	–	–	(127)	–	–	–	(127)
Comprehensive loss	–	–	–	–	–	–	–	(2,981)
Balance at December 31, 2000	487	168,661	121,581	(127)	(1,604)	(1,802)	–	287,196
Issuance of shares under stock option plans (868,000 shares)	9	10,629	–	–	–	–	–	10,638
Issuance of shares of common stock to obtain Service Agreements (16,000 shares)	1	483	–	–	–	–	–	484
Repayment of loans from key employee for stock purchase program	–	(559)	–	–	1,116	558	–	1,115
Issuance of shares under orthodontist stock purchase program (28,000 shares)	–	1,584	–	–	–	–	–	1,584
Issuance of stock in OrthAlliance merger (1,242,000 shares)	12	28,151	–	–	–	–	–	28,163
Key employee transaction	–	–	–	–	–	1,000	–	1,000
Comprehensive income:								
Net income	–	–	61,134	–	–	–	–	61,134
Other comprehensive loss Foreign currency translation adjustment	–	–	–	(1,862)	–	–	–	(1,862)
Comprehensive income	–	–	–	–	–	–	–	59,272
Balance at December 31, 2001	509	208,949	182,715	(1,989)	(488)	(244)	–	389,452
Issuance of shares under stock option plans (258,000 shares)	2	1,238	–	–	–	–	–	1,240
Issuance of shares of common stock to obtain Service Agreements (23,000 shares)	–	398	–	–	–	–	–	398
Issuance of shares under orthodontist stock purchase program and incentive programs (73,000 shares)	1	1,757	–	–	–	–	–	1,758
Tax benefit from the exercise of stock options	–	5,742	–	–	–	–	–	5,742
Purchase of treasury stock (1,097,000 shares)	–	–	–	–	–	–	(15,027)	(15,027)
Repayment of loans from employee stock purchase program	–	(244)	–	–	488	244	–	488
Comprehensive income:								
Net income	–	–	58,196	–	–	–	–	58,196
Other comprehensive loss Foreign currency translation adjustment	–	–	–	613	–	–	–	613
Comprehensive income	–	–	–	–	–	–	–	58,809
Balance at December 31, 2002	$ 512	$ 217,840	$ 240,911	$(1,376)	$ –	$ –	$ (15,027)	$ 442,860

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	Year Ended December 31, 2002	2001	2000
OPERATING ACTIVITIES:			
Net income (loss)	$ 58,196	$ 61,134	$ (2,854)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for bad debt expense	4,518	701	373
Depreciation and amortization	22,924	19,825	15,175
Non-recurring recruiting expense	4,771	–	–
Deferred income taxes	47,595	(961)	(7,792)
Asset impairments	2,801	–	–
Non-controlling interest in subsidiary	(56)	56	–
Cumulative effect of change in accounting principle	–	–	50,576
Changes in operating assets and liabilities (net of acquisitions):			
Service fees receivable	(48,445)	(23,961)	(13,549)
Service fee prepayments	(5,989)	–	–
Supplies inventory	(3,683)	(1,537)	889
Prepaid expenses and other	(1,429)	(3,202)	(2,309)
Amounts payable to affiliated practices	(5,783)	(1,534)	(4,404)
Accounts payable and other current liabilities	(13,346)	(10,881)	7,368
Net cash provided by operating activities	62,074	39,640	43,473
INVESTING ACTIVITIES:			
Purchases of property, equipment and improvements	(14,612)	(22,077)	(20,271)
Proceeds from (sales of) available-for-sale investments	–	999	(16)
Intangible assets acquired	(10,386)	(16,471)	(28,246)
Advances to affiliated practices, net	(15,752)	(3,768)	(3,829)
Net cash used in investing activities	(40,750)	(41,317)	(52,362)
FINANCING ACTIVITIES:			
Repayment of notes payable to affiliated practices	(4,763)	(1,035)	(500)
Repayment of long-term debt	(13,000)	(26,911)	(6,030)
Proceeds from long-term debt	684	26,159	7,483
Repayment of loans from key employee program	270	1,116	2,632
Purchase of treasury stock	(15,027)	–	–
Issuance of common stock	3,249	14,821	4,299
Net cash provided by (used in) financing activities	(28,587)	14,150	7,884
Effect of exchange rate changes on cash and cash equivalents	613	(2,991)	(127)
Net change in cash and cash equivalents	(6,650)	9,482	(1,132)
Cash and cash equivalents at beginning of year	14,172	4,690	5,822
Cash and cash equivalents at end of year	$ 7,522	$ 14,172	$ 4,690
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 6,592	$ 6,012	$ 4,271
Income taxes	$ 474	$ 38,623	$ 31,568
Non-cash investing and financing activities:			
Notes payable and common stock issued to obtain Service Agreements	$ 2,108	$ 29,083	$ 5,974
Acquisition of OrthAlliance:			
Fair value of assets acquired	N/A	$ 166,332	N/A
Liabilities assumed	N/A	134,052	N/A
Net assets acquired	N/A	$ 32,280	N/A

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS

Orthodontic Centers of America, Inc. (the "Company") provides business services to orthodontic and pediatric dental practices in 46 states and four foreign markets.

The Company provides purchasing, financial, marketing and administrative services under service, consulting and management service agreements ("Service Agreements"). The Company provides services to orthodontic and pediatric dental practices operated by orthodontists and pediatric dentists and/or their wholly-owned professional entities ("Affiliated Practices"). Because the Company does not control the Affiliated Practices, it does not consolidate their financial results. The following table provides information about the Company's Affiliated Practices as of December 31, 2002:

	Number of Affiliated Practices		
Location	Orthodontic	Pediatric	Total
United States	315	28	343
Japan	21	–	21
Mexico	3	–	3
Puerto Rico	2	–	2
Spain	2	–	2
Total	343	28	371

These amounts exclude 44 affiliated orthodontic and pediatric dental practices that are in litigation with, and have stopped paying service fees to, OrthAlliance, Inc. ("OrthAlliance") at December 31, 2002. The Company acquired OrthAlliance in November 2001.

The Company's consolidated financial statements include service fees earned under the Service Agreements and the expenses of providing the Company's services. These expenses generally include all practice-related expenses of the Affiliated Practices, excluding the practitioners' compensation and professional insurance coverage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Orthodontic Centers of America, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Change

Effective January 1, 2000, the Company adopted a change in accounting for revenue in connection with Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB No. 101). The cumulative effect of this accounting change, calculated as of January 1, 2000, was $50.6 million, net of income tax benefit of $30.6 million. The effect of this accounting change in 2000 was to reduce fee revenue by $26.3 million. The Company recognized revenue of $23.9 million in 2001 and $57.3 million in 2000 that was included in the adjustment as a result of the cumulative effect of the accounting change.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," on January 1, 2002, except for the provisions in SFAS No. 141 related to the business combination with OrthAlliance which was adopted on November 9, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and prohibits the use of the pooling-of-interests method for such transactions.

Cash Equivalents

The Company considers all liquid investments with a maturity within three months from the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, service fees receivable, service fee prepayments, advances to affiliated practices and accounts payable approximate their fair values. Notes payable to affiliated practices and long-term debt, including current portion, approximate fair values because their interest rates are generally comparable to interest rates for similar debt or fluctuate with market rates.

Revenue Recognition

Fee revenue consists of amounts earned by the Company under the Service Agreements and recognized under the Company's revenue recognition policy. Effective January 1, 2000, the Company changed its fee revenue recognition policy pursuant to Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"). SAB No. 101 summarizes certain of the Securities and Exchange Commission staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company recognizes fee revenue as follows: (A) the Company allocates the total amount of patient fees payable under a patient contract of an Affiliated Practice on a straight-line basis over the term of the patient contract (which generally averages about 26 months); (B) the Company then reduces that allocated amount by the portion that is retained or to be retained by Affiliated Practices ("Amounts Retained By Affiliated Practices"), which consists of (i) amounts collected in the relevant period and retained by affiliated practices under the terms of their Service Agreements and (ii) amounts not collected in the relevant period that we estimate will be retained by Affiliated Practices in future periods; and (C) the Company then offsets a portion of Amounts Retained By Affiliated Practices by adding amounts related to certain unreimbursed practice-related expenses incurred on behalf of Affiliated Practices and recorded as expenses in the Company's consolidated statements of income. The Company recognizes these expense amounts as fee revenue to the extent Affiliated Practices generate sufficient patient fees receivable to secure reimbursement of the expenses.

Until amounts related to unreimbursed practice-related expenses are recognized as fee revenue under the Company's revenue recognition policy, the Company's rights to receive reimbursement for these expenses are not recorded on the Company's balance sheet as service fees receivable, even though Affiliated Practices have a contractual obligation to reimburse the Company.

Under most of the Company's Service Agreements, service fees are calculated based upon an allocation of a specified percentage of patient contract balances during the first month of treatment with the remainder allocated equally over the remaining term of the patient contracts, less amounts retained by Affiliated Practices. Because the Company recognizes fee revenue based on a straight-line allocation of patient contract balances, this may result in the Company recognizing a portion of its fee revenue after corresponding service fees have become contractually due under the Company's Service Agreements.

Many of OrthAlliance's Affiliated Practices require that their patients pay a down payment of approximately 25% of the total treatment fee at the commencement of treatment. Because the Company recognizes fee revenue based on a straight-line allocation of patient contract balances, this results in the Company receiving cash in advance of recognizing certain fee revenue. The Company records these amounts as service fee prepayments and defers recognition of these amounts as fee revenue until they are recognized under the Company's revenue recognition policy.

Service Fees Receivable

Service fees receivable represents fee revenue owed to the Company by its Affiliated Practices. Service fees receivable consists of three categories of fee revenue: (A) fee revenue related to patient fees receivable that have been billed to patients or third party payors ("billed patient fees receivable"); (B) fee revenue related to patient fees receivable that have not yet been billed to patients or third party payors ("unbilled patient fees receivable"), and (C) fee revenue related to certain unreimbursed practice-related expenses the Company has incurred on behalf of affiliated practices and recorded as expenses.

The Company recognizes fee revenue based in part on a straight-line allocation of Affiliated Practices' patient contract balances over the terms of the patient contracts. This straight-line allocation includes billed patient fees receivable and unbilled patient fees receivable. A portion of the Company's fee revenue also relates to certain unreimbursed practice-related expenses incurred on behalf of Affiliated Practices and recorded as expenses in the Company's consolidated statements of income. The Company generally collects its service fees receivable when patient fees are billed and collected by or on behalf of the Company's Affiliated Practices.

Service fees receivable are comprised of a current and long-term component. The current portion of service fees receivable consists of fee revenue related to billed patient fees receivable and unbilled patient fees receivable. The long-term component is the unreimbursed expense portion of service fee receivables, for which the Company is generally reimbursed over a five-year period.

Current Portion of Service Fees Receivable:

Fee revenue related to billed patient fees receivable. Fee revenue related to billed patient fees receivable generally increase due to increases in the aggregate dollar amount of Affiliated Practices' patient contracts, both from increases in the overall number of patient contracts and increases in the average amount of treatment fees charged per patient by Affiliated Practices, as well as increases in the average number of days between billing and collection of patient fees.

Fee revenue related to unbilled patient fees receivable. The Company recognizes fee revenue based in part on a straight-line allocation of the patient contract balances of Affiliated Practices over the terms of the patient contracts (which average about 26 months). However, Affiliated Practices generally do not bill their patients on a straight-line basis. Rather, most Affiliated Practices use the Company's recommended payment plan for their patients, which results in a disproportionate amount of patient fees being billed and collected at the end of the treatment term. This generally results in an increasing amount of service fees receivable over a patient's term of treatment.

The Company's recommended payment plan provides for no down payment, an initial record fee, equal monthly installments and a final retainer fee. The initial record fee is generally billed in the first month of treatment (along with one of the monthly installments) and is generally equal to the amount of one monthly installment. The final retainer fee is generally billed and collected in the final month of treatment and is generally equal to four times the monthly installment amount.

Under the Company's revenue recognition policy, service fees relating to a patient contract, including the initial record fee and the final retainer fee, are recognized as fee revenue evenly over the course of the patient's treatment, even though the initial record fee and the final retainer fee are generally billed and collected at the beginning and end of treatment, respectively. Payment of the initial record fee generally results in a service fee prepayment, because it is collected before the Company recognizes all of the related fee revenue. In contrast, the final retainer fee generally results in service fees receivable, because the Company recognizes related fee revenue before it is billed or collected. These service fees receivable gradually accumulate over the course of treatment until the final retainer fee is billed and collected in the final month.

Unreimbursed Expense Portion of Service Fees Receivable:

Fee revenue related to reimbursable practice-related expenses. A portion of the Company's fee revenue represents reimbursement of certain practice-related expenses incurred on behalf of Affiliated Practices and recorded as expenses in the Company's consolidated statements of income. The Company generally recognize fee revenue relating to these expenses to the extent that Affiliated Practices generate sufficient patient fees receivable to secure reimbursement of the expenses.

Under the terms of most of the Company's Service Agreements, Affiliated Practices generally reimburse the Company for certain practice-related expenses over a five-year period. These expenses include operating losses and other expenses for newly-developed or de novo centers (including those developed by existing practices), and depreciation expense related to property, equipment and improvements for existing and de novo centers. This generally results in an increasing amount of service fees receivable as the reimbursable practice-related expenses are recognized as fee revenue, until the expenses are actually reimbursed over the five-year period.

Unreimbursed practice-related expenses include:

Operating Losses. Newly-developed or de novo centers typically generate operating losses during their first 12 months of operations. Under the terms of most of the Company's Service Agreements, the Company generally fund these operating losses and defer reimbursement of the Affiliated Practice's portion of the operating losses until the de novo center begins to generate operating profits. The Company records the related operating expenses in its consolidated statements of income when incurred. The Company generally charges the Affiliated Practice interest on those deferred amounts at market rates. After the de novo center becomes profitable, the Affiliated Practice usually begins to reimburse the Company for the operating losses over a five-year period. Mature practices may also occasionally generate operating losses, which are generally repaid in subsequent periods from amounts that otherwise would have been retained by the Affiliated Practice.

Depreciation Expense Relating To Property, Equipment and Improvements. The Company generally purchases and provides the property, equipment and improvements used in Affiliated Practices. The Company depreciates property, equipment and improvements over their estimated useful lives and records the depreciation expense in the Company's consolidated statements of income. Under the terms of most of the Company's Service Agreements, Affiliated Practices generally reimburse the Company for their portion of the costs of these property, equipment and improvements over a five-year period. The Company charges the Affiliated Practice interest on these amounts at market rates.

Under the terms of the Company's general form of Service Agreements, the Affiliated Practices pledge their patient fees receivable to the Company as collateral for the Company's service fees. The Company is typically responsible for billing and collection of the patient fees receivable, which are conducted in the name of the applicable Affiliated Practice. Collections are generally deposited into a depository bank account that the Company establishes and maintains. Service fees receivable does not include any service fees receivable relating to certain OrthAlliance affiliated practices that are parties to litigation pending against OrthAlliance and who have ceased remitting service fees to OrthAlliance. See Notes 3 and 14 for additional information about these practices.

Credit Risk

The Company generally collects its service fees receivable from funds collected from patient fees receivable and deposited into depository bank accounts. This results in deferral of collection of a portion of the Company's service fees receivable until the related patient fees receivable that have been pledged to the Company are collected and the funds are deposited. The Company does not generally charge Affiliated Practices any interest on these deferred balances of service fees receivable. For newly-developed centers (which typically generate operating losses during their first 12 months of operations), the Company generally defers payment of a portion of its service fees relating to unreimbursed expenses over a five-year period that generally commences in the second year of the center's operations, and charges the Affiliated Practices interest on those deferred amounts at market rates. Pledged patient fees receivable which prove to be uncollectible have the effect of reducing the amount of service fees receivable collected by the Company.

The Company is exposed to credit risks of nonpayment of the Company's service fees by Affiliated Practices. The Company is also exposed to credit risks of nonpayment of patient fees receivable pledged as collateral for the Company's service fees, in that nonpayment of patient fees receivable may result in adjustment to the Company's service fees receivable if the Company does not seek recourse against the applicable Affiliated Practice for payment of the related service fees. The Company generally may seek recourse against an Affiliated Practice and their assets for nonpayment of the Company's service fees. The Company manages such credit risks by regularly reviewing the accounts and contracts, and providing appropriate allowances. Provisions are made currently for all known or anticipated losses for service fees receivable.

In some cases, the Company has assisted Affiliated Practices in obtaining financing for their share of operating expenses by providing a guaranty of loans from a third-party lender. Information about amounts guaranteed by the Company is provided in Note 4.

Advances to Affiliated Practices

Advances to Affiliated Practices generally represent interest-free and unsecured funds advanced to Affiliated Practices. Collection of advances to Affiliated Practices is highly dependent on the Affiliated Practices' financial performance. Therefore, the Company is exposed to certain credit risk. However, management believes such risk is minimized by the Company's involvement in certain business aspects of the Affiliated Practices. Management evaluates the collectibility of these advances based upon a number of factors relevant to the Affiliated Practices, including recent new patient contract performance, active patient base and center cost structure.

Supplies Inventory

Supplies inventory consist of bands, brackets, wires and other supplies used for orthodontic and pediatric dental treatment and the costs of other removable or fixed appliances used prior to or after orthodontic treatment. Supplies inventory is valued at the lower of cost or market determined on the first-in, first-out basis.

Property, Equipment and Improvements

Property, equipment and improvements are recorded at cost. All repair and maintenance expenses are recognized and expensed as incurred. Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years. Leasehold improvements are amortized over the original lease terms, which are generally 5 to 10 years. The related depreciation and amortization expense was $12.7 million in 2002, $10.9 million in 2001 and $8.2 million in 2000.

Intangible Assets

The Company generally affiliates with an existing orthodontic or pediatric dental practice by entering into a Service Agreement and acquiring substantially all of the non-professional assets of the practice or professional corporation. The acquired assets generally consist of equipment, furniture, fixtures and leasehold interests. The Company records these acquired tangible assets at their fair value as of the date of acquisition and depreciates or amortizes these assets using the straight-line method over their useful lives. The remainder of the purchase price is allocated to an intangible asset, which represents the cost of obtaining the Service Agreement. The Company obtains the exclusive right to provide business operations, financial, marketing and administrative services to the Affiliated Practice during the term of the Service Agreement. The Service Agreements generally provide that the professional corporation or entity is responsible for providing orthodontic or pediatric dental services and for employing all orthodontists or pediatric dentists. The terms of the Service Agreements range from 20 to 40 years, with most ranging from 20 to 25 years. In many cases, the Affiliated Practice has the option to terminate the Service Agreement after a certain length of time as prescribed in the Service Agreement. If the Affiliated Practice terminates its affiliation with the Company, it generally is required to purchase all of the related assets, including the unamortized portion of the intangible assets, at the current book value or sell its interests in the practice to another licensed orthodontist or pediatric dentist.

Subsequent to affiliation, an Affiliated Practice may acquire an existing practice, center or patient base. The Company may pay additional consideration to the Affiliated Practice to amend its Service Agreement to extend the Company's affiliation to such newly acquired practice. Such an extension provides the Company with the opportunity to earn additional service fees. The consideration is allocated to an intangible asset.

Components of the Company's intangible assets at December 31, 2002 and 2001 were as follows:

	December 31,	
(In thousands)	2002	2001
Cost of intangible assets	$ 262,411	$ 261,036
Less accumulated amortization	42,028	31,760
Intangible assets, net	$ 220,383	$ 229,276

Intangible assets are amortized on a straight-line basis over the shorter of the term of the related Service Agreement or 25 years. Amortization expense relating to intangible assets was $10.3 million in 2002, $9.0 million in 2001 and $7.0 million in 2000. Intangible assets and the related accumulated amortization are written off when fully amortized.

The Company currently estimates that amortization expense for the Company's intangible assets during each of 2003 through 2007 will be approximately $10.5 million, based on the Company's intangible assets as of December 31, 2002.

Impairment of Long-Lives Assets

The Company assesses long-lived assets for impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," adopted by the Company on January 1, 2002. SFAS No. 144 requires the Company to evaluate whether events or circumstances have occurred that indicate all or a portion of the carrying amount of the Company's long-lived assets may not be recoverable. The recoverability takes into account whether the intangible assets should be completely or partially written off or the amortization period accelerated based on management's estimate of future service fees over the remaining term of the assets. If these long-lived assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value using estimated discounted cash flows. During 2002, the Company recorded impairments of approximately $516,000 related to intangible assets. In addition, the Company expensed approximately $2.3 million of property, equipment and improvements related to offices closed during 2002. These amounts are included as "Asset impairments" in the Company's Consolidated Statements of Income.

Goodwill

Goodwill represents the excess of purchase price over fair value of net assets acquired or arising from a business combination. Goodwill relates to the acquisition of OrthAlliance. On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite lives, including such assets recorded in past business combinations, no longer be amortized, but instead be tested for impairment by measuring the reporting unit at fair value with the initial impairment test performed within six months from the beginning of the year in which the standard is adopted. SFAS No. 142 also requires that the impairment test be performed at least annually thereafter, with interim testing required if circumstances warrant. Intangible assets with finite lives will continue to be amortized over their useful lives and reviewed for impairment. The Company determined that goodwill was not impaired at December 31, 2002.

Allowance for Uncollectible Amounts

The Company maintains allowances for uncollectible amounts that could result from the Affiliated Practices' inability to make required payments of service fees receivable and repayments of advances. At December 31, 2002 and 2001, the allowance for uncollectible service fees receivable was $5.1 million and $3.9 million, respectively. The allowance for uncollectible amounts of service fees receivable is calculated based on the aging of patient fees receivable for 80% of amounts over 90 days past due, 100% of amounts over 120 days past due and 6.25% of amounts which patients have not yet been billed. These amounts are estimates based on the Company's experience in collecting patient fees receivable on behalf of Affiliated Practices. At December 31, 2002 and 2001, the allowance for uncollectible advances to affiliated practices was $2.4 million and $9.0 million, respectively. The Company estimates these uncollectible amounts based on its assessment of the Affiliated Practice's ability to repay its obligations. See Schedule II -- Valuation and Qualifying Accounts in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and Note 4 for additional information about allowances for uncollectible advances to Affiliated Practices.

Marketing and Advertising Costs

Marketing and advertising costs are expensed as incurred.

Income Taxes

Income taxes are determined by the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

Stock Compensation Arrangements

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for its stock compensation arrangements with employees under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant. The Company accounts for stock options granted to non-employees, primarily affiliated orthodontists, at fair value determined according to SFAS No. 123. The Company accounts for the incentive plans implemented in connection with the OrthAlliance merger in accordance with Emerging Issues Task Force Issue No. 96-18 and Issue No. 00-18.

Foreign Currency

All assets and liabilities of the Company's foreign subsidiaries are translated to U.S. dollars at the exchange rate as of the end of the period reported. Fee revenue and expenses are translated at the average exchange rate during the period reported. Foreign currency translation adjustments are reflected in accumulated other comprehensive loss as a separate component of the shareholders' equity line item on the Company's consolidated balance sheets.

Reclassifications

Certain reclassifications have been made to the prior year's financial statements in order to conform to the current year's presentation.

3. BUSINESS COMBINATION WITH ORTHALLIANCE

On November 9, 2001, a newly-formed subsidiary of the Company merged with and into OrthAlliance. As a result of the merger, OrthAlliance became a wholly-owned subsidiary of the Company. OrthAlliance provides management and consulting services to orthodontic and pediatric dental practices throughout the United States. In the merger, each share of OrthAlliance Class A and Class B common stock was exchanged for 0.10135 shares of the Company's common stock, with cash paid for fractional shares of the Company's common stock. The Company issued approximately 1.2 million shares of common stock with a total value of $32.3 million, based on the last sale price of the Company's common stock on the New York Stock Exchange on the day immediately preceding the merger ($26.05 on November 8, 2001). The Company also incurred approximately $4.2 million in merger-related expenses and assumed $134.1 million of liabilities. The Company believes that the OrthAlliance merger provided a unique opportunity for the Company to expand and affiliate with a large number of quality orthodontic and pediatric dental practices at a single time. The acquisition was accounted for using the purchase method of accounting. The results of operations of OrthAlliance subsequent to November 9, 2001 have been included in the Company's consolidated statements of income. The results of OrthAlliance do not include results of operations relating to Service Agreements with certain Affiliated Practices that are parties to litigation pending against OrthAlliance and have ceased remitting service fees to OrthAlliance (the "Excluded OrthAlliance Affiliated Practices").

Following the announcement of the merger, a number of OrthAlliance's Affiliated Practices commenced litigation against OrthAlliance. The Affiliated Practices alleged, among other things, that OrthAlliance breached the terms of their Service Agreements by failing to provide certain services and/or that certain provisions of their Service Agreements may be unenforceable. In determining the purchase price allocation, the Company assigned no value to advances to Affiliated Practices, property, equipment and improvements, notes receivable, and Service Agreements relating to OrthAlliance Affiliated Practices that were engaged in litigation with OrthAlliance and had ceased remitting service fees to OrthAlliance as of December 31, 2002 because of the inherent uncertainties of the litigation process. Also, the allocation did not reflect any proceeds that may be received by OrthAlliance from these Affiliated Practices in consideration for certain assets or termination of their Service Agreements. The assignment of no value to assets related to these Affiliated Practices does not reflect a belief by management that these lawsuits have merit or that the plaintiffs will ultimately prevail in these actions. See Note 14 for further discussion of the Company's legal proceedings.

At November 9, 2001, the purchase price was preliminarily allocated to the acquired assets, including identifiable intangible assets, and liabilities assumed based on their estimated fair values. Changes made to this initial allocation are reflected in adjustments to goodwill during 2002. The final purchase price allocation is as follows (in thousands):

Current assets (excludes current deferred income taxes)	$ 10,428
Property, equipment and improvements	2,422
Intangible assets	19,298
Deferred income taxes	43,597
Notes receivable	2,946
Goodwill	87,641
Total assets acquired	166,332
Accounts payable	(11,468)
Accrued salaries and other accrued liabilities	(28,584)
Income tax payable	(1,315)
Service fee prepayments	(13,155)
Amounts payable to affiliated practices	(4,593)
Notes payable to affiliated practices	(15,437)
Long-term debt	(59,500)
Net assets acquired	$ 32,280

The Company does not expect to deduct goodwill from the OrthAlliance transaction for income tax purposes. OrthAlliance's long-term debt was repaid in full at the completion of the merger using proceeds from the Company's bridge credit facility and revolving line of credit. Intangible assets associated with OrthAlliance's Service Agreements are amortized on a straight-line basis over the terms of the Service Agreements (up to 25 years), with a weighted-average life of approximately 20 years. A portion of the amortization expense generated with respect to these intangible assets is not deductible for federal income tax purposes.

During 2002, the Company made certain adjustments to its purchase price allocation, primarily to decrease certain advances to OrthAlliance Affiliated Practices to expected realizable value; to decrease property, equipment and improvements and intangible assets to their fair value; and to increase the liabilities assumed to reflect revised estimated legal expenses related to litigation with OrthAlliance Affiliated Practices. The Company also recorded adjustments to deferred income taxes as a result of these changes. These adjustments increased goodwill to $87.6 million at December 31, 2002 from $71.8 million at December 31, 2001. Any future changes in the Company's estimates of the fair value of the assets acquired and liabilities assumed in connection with the OrthAlliance acquisition will be reflected in the Company's financial statements as the changes are made.

In connection with the OrthAlliance merger, the Company assumed liabilities for estimated employee severance and for operating lease agreements expected to be terminated. The severance accrual relates to approximately 30 OrthAlliance corporate employees. The operating lease payment accrual relates to facility leases assumed by the Company for facilities that are being vacated. Amounts accrued represent management's estimates of the cost to exit these leases.

Components and activity for the liabilities assumed are as follows:

(In thousands)	Beginning Balance	Charges and Adjustments	December 31, 2001	Charges and Adjustments	December 31, 2002
Accrued severance liability	$ 2,948	$ 369	$ 2,579	$ 2,295	$ 284
Accrued operating facility leases	1,257	54	1,203	403	800
	$ 4,205	$ 423	$ 3,782	$ 2,698	$ 1,084

At December 31, 2002, the balance of these accrued liabilities for severance and operating facility leases of approximately $1.1 million is included in "accrued salaries and other accrued liabilities" on the Company's consolidated balance sheets.

The following summarized unaudited pro forma income statement data reflects the impact that the OrthAlliance merger would have had on the Company's results of operations in 2001, had the acquisition taken place at January 1, 2001 (in thousands, except per share data):

(unaudited)	Year Ended December 31, 2001 [1]
Fee revenue	$ 423,572
Net income	$ 67,003
Diluted net income per share	$ 1.30

(1) These pro forma results do not include results of operations relating to Service Agreements with OrthAlliance Affiliated Practices that were engaged in litigation with OrthAlliance and had stopped paying service fees to OrthAlliance as of December 31, 2001. See Note 14 for further discussion on litigation involving OrthAlliance.

The pro forma results include changes in amortization of the intangible assets, property, equipment and improvements resulting from the purchase price allocation, and interest expense on debt assumed to finance the purchase. The pro forma results are not necessarily indicative of what actually would have occurred if the OrthAlliance merger had been completed as of January 1, 2001, nor are they necessarily indicative of future consolidated results.

4. TRANSACTIONS WITH AFFILIATED PRACTICES

The following table summarizes amounts paid by the Company to Affiliated Practices to obtain or amend Service Agreements with Affiliated Practices and to acquire related assets for the years ended December 31, 2002, 2001 and 2000:

		Consideration			
(In thousands)	Total Acquisition Costs	Notes Payable	Cash	Common Stock	Common Stock Shares Issued
2002	$ 12,494	$ 1,710	$ 10,386	$ 398	23
2001[1]	17,405	450	16,471	484	16
2000	34,220	1,255	28,246	4,719	227

(1) Excludes merger consideration issued in the business combination with OrthAlliance on November 9, 2001.

In connection with the OrthAlliance merger and subsequent integration of OrthAlliance's Affiliated Practices, OrthAlliance entered into amendments to Service Agreements with many of OrthAlliance's Affiliated Practices. These amendments generally provide that the Affiliated Practice will use the Company's proprietary computer software and business systems in connection with the business functions of the practice. In addition, the Affiliated Practices are to maintain the current status of the advertisement or non-advertisement, as the case may be, of the practice to the general public, unless OrthAlliance otherwise agrees. The Affiliated Practices also agreed to continue to employ the affiliated orthodontists or pediatric dentists for a minimum number of years following the OrthAlliance merger. The affiliated practitioners also agreed to guarantee the performance of his or her professional corporation under the Service Agreement during the term of his or her employment. Certain of the amendments also extended the remaining term of the Service Agreement and provided for transition of the practice to a successor practitioner and an enhanced covenant not to compete. In 2002, the Company paid $6.5 million to OrthAlliance affiliated practitioners in connection with these amendments. See "Note 9. Benefit Plans–Orthodontist Incentive Programs."

Net advances to Affiliated Practices totaled $30.5 million and $27.6 million at December 31, 2002 and 2001, respectively. Of the advances at December 31, 2002, approximately $4.6 million was to Affiliated Practices that generated operating losses during the three months ended December 31, 2002 and approximately $8.4 million was to Affiliated Practices in international locations. Of the advances to Affiliated Practices at December 31, 2001, approximately $3.8 million was to Affiliated Practices that generated operating losses during the three months ended December 31, 2001 and approximately $5.3 million was to Affiliated Practices in international locations.

As part of the allocation of the OrthAlliance purchase price (discussed in more detail in Note 3), the Company assigned no value to advances to OrthAlliance Affiliated Practices that were parties to pending litigation and had ceased paying fees to OrthAlliance. Due to the uncertainty of the recoverability of these assets, the Company recorded an allowance for uncollectible amounts of $9.0 million related to such advances at December 31, 2001. During 2002, in finalizing allocation of the OrthAlliance purchase price, the Company reassessed the advances to OrthAlliance Affiliated Practices and determined that an additional allowance of $9.4 million was needed to adjust these advances to fair value. As discussed in Note 3, a corresponding adjustment to goodwill and deferred taxes was recorded. In addition, during 2002, the Company provided an allowance of $2.4 million for certain other advances to Affiliated Practices that the Company believes will not be realizable.

Orthodontic centers that have been newly developed by the Company have typically generated initial operating losses as the practices in the centers begin to build a patient base. A new center typically begins to generate operating profits after approximately 12 months of operations. To assist Affiliated Practices in obtaining financing for their portion of initial operating losses and capital improvements for newly developed orthodontic centers, the Company entered into an agreement with a financial institution under which the financial institution funds these operating losses and capital improvements. The Company remains a guarantor of the related debt. At December 31, 2002 and 2001 the Company was a guarantor for approximately $0.7 million and $1.9 million, respectively, of loans under this arrangement. Of these amounts, approximately $0.1 million related to Affiliated Practices that generated operating losses during the three months ended December 31, 2002 and 2001, respectively. The Company generally no longer guarantees new debt for its Affiliated Practices.

In connection with the merger with OrthAlliance, the Company acquired promissory notes from certain of OrthAlliance's Affiliated Practices that are payable to OrthAlliance. Generally, principal and accrued interest under these promissory notes are payable in monthly installments, with interest accruing at the prime interest rate plus 1.0% per year. Generally, these notes have maturity dates ranging from three to five years, are unsecured and are personally guaranteed by the respective practitioners. As of December 31, 2002, the amount due from these Affiliated Practices was $1.1 million. The Company also has promissory notes due from other Affiliated Practices totaling $2.1 million at December 31, 2002. Notes receivable from Affiliated Practices are included in Other Assets on the Company's consolidated balance sheets.

5. OTHER NONCURRENT ASSETS AND LIABILITIES

Other noncurrent assets and liabilities consisted of the following:

(In thousands)	December 31, 2002	2001
Other assets:		
Notes receivable, net	$ 3,180	$ 2,487
Deposits	3,657	3,522
Other assets	203	164
	$ 7,040	$ 6,173
Accounts payable:		
Accounts payable	$ 5,837	$ 7,329
Bank overdraft	2,211	3,992
	$ 8,048	$ 11,321
Accrued salaries and other accrued liabilities:		
Salaries and payroll taxes	$ 3,624	$ 3,648
Accounting and legal fees	10,899	5,894
Severance liability	284	2,579
Operating facility leases	800	1,203
Vacation and sick pay	1,504	1,683
Rent	2,211	1,979
Other	1,298	1,156
	$ 20,620	$ 18,142

6. PROPERTY, EQUIPMENT AND IMPROVEMENTS

Property, equipment and improvements consisted of the following:

(In thousands)	December 31, 2002	2001
Leasehold improvements	$ 73,703	$ 61,784
Furniture and fixtures	64,990	60,995
Other equipment	209	192
Centers in progress	490	6,947
	139,392	129,918
Less accumulated depreciation and amortization	49,332	38,075
Property, equipment and improvement, net	$ 90,060	$ 91,843

Depreciation expense was $12.7 million and $10.9 million for the years ended December 31, 2002 and 2001, respectively.

7. DEBT AND NOTES PAYABLE

The Company's debt consisted of the following as of the date indicated:

(In thousands)	December 31, 2002	2001
Senior Credit Facility (see discussion below)	$ 69,232	$ 69,000
Senior Bridge Credit Facility (see discussion below)	37,000	50,000
Notes payable to Affiliated Practices, interest rates from 6% to 10%, with maturity dates ranging from 2003 to 2005, unsecured	9,970	11,624
Notes payable to affiliates of Goldman Sachs, fixed rate of 9%, *with maturity dates during 2003*	3,029	3,976
	119,231	134,600
Less current portion	16,720	4,036
	$ 102,511	$ 130,564

The aggregate maturities of long-term debt as of December 31, 2002 for each of the next five years follows (in thousands): 2003--$16,720; 2004--$11,835; 2005--$9,360; 2006--$84, and 2007--$0. Included in these amounts are expected maturities on the $25.0 million term loan component of the New Credit Facility (as defined below). These amounts exclude any amounts borrowed under the $100.0 million revolving line of credit component of the New Credit Facility.

During 2002, the Company maintained a $100.0 million revolving line of credit (the "Senior Credit Facility"), of which $69.2 million was outstanding at December 31, 2002. During 2002, the Senior Credit Facility was comprised of borrowings in U.S. dollars and Japanese yen. As part of the refinancing discussed below, the Company increased borrowings in U.S. dollars to repay all borrowings outstanding in Japanese yen during the fourth quarter of 2002. The weighted-average interest rate outstanding on the Senior Credit Facility as of December 31, 2002 and 2001 was 6.2% and 4.0%, respectively. The interest rate on the Senior Credit Facility was based on LIBOR, plus an applicable margin, as determined by the Senior Credit Facility. Also during 2002, the Company had a $50.0 million bridge credit facility (the "Bridge Credit Facility"), of which $37.0 million was outstanding at December 31, 2002. The interest rate outstanding on the Bridge Credit Facility was 5.50% and 4.15% at December 31, 2002 and 2001, respectively. The Senior Credit Facility and the Bridge Credit Facility were replaced with a new credit facility in 2003, as discussed below.

Each of these credit facilities required the Company to maintain certain financial and nonfinancial covenants under the terms of the agreements, including a maximum leverage ratio, minimum fixed charge coverage ratio and minimum consolidated net worth ratio. Each of these credit facilities also restricted certain activities of the Company, including the payment of any cash dividends. At December 31, 2002, the Company was in compliance with the covenants and restrictions of these credit facilities.

At December 31, 2002, the Company also had a $3,000,000 line of credit with a financial institution, of which none was outstanding.

On January 2, 2003, the Company obtained a three-year, $125.0 million credit facility (the "New Credit Facility"). The New Credit Facility is comprised of a $100.0 million revolving line of credit and a $25.0 million term loan. Approximately $109.9 million was initially borrowed under the New Credit Facility to retire the Senior Credit Facility, the Bridge Credit Facility and to pay related transaction fees, including the full $25.0 million available under the term loan component. The term loan is fully amortizing over three years with level, quarterly principal payments of $2.1 million, plus interest. The New Credit Facility is secured by a pledge of the capital stock of the Company's operating subsidiaries. Borrowings under the credit facility generally bear interest at margins over the Eurodollar rate ranging from 1.50% to 2.50%, and such margin is based on the Company's leverage ratio as computed under the New Credit Facility. As of January 2, 2003, the applicable the Eurodollar rate margin was 2.0%. The Company terminated the $3,000,000 line of credit described in the paragraph above in connection with the New Credit Facility.

The New Credit Facility requires the Company to maintain certain financial and nonfinancial covenants under the terms of the agreement, including a maximum leverage ratio, minimum fixed charge coverage ratio, minimum consolidated net worth and maximum funded debt to total patient contract balances. The New Credit Facility also contains positive and negative covenants that restrict certain activities of the Company, including limitations on the payment of cash dividends, repurchases of the Company's common stock, acquisitions, investments, incurrence of other indebtedness and other transactions that may affect the Company's liquidity.

8. LEASES

Facilities for the Company's Affiliated Practices and administrative offices are generally rented under long-term leases accounted for as operating leases. The original lease terms are generally 5 to 10 years with options to renew the leases for specified periods subsequent to their original terms. The leases have other various provisions, including sharing of certain executory costs and scheduled rent increases. Minimum rent expense is recorded on a straight-line basis over the life of the lease. Minimum future rental commitments as of December 31, 2002 are as follows (in thousands):

2003	$ 19,866
2004	13,132
2005	6,659
2006	4,055
2007	2,420
Thereafter	2,704
Total	$ 48,836

Many of the lease agreements provide for payments comprised of a minimum rental payment plus a contingent rental payment based on a percentage of cash collections and other amounts. Rent expense attributable to minimum and additional rentals along with sublease income was as follows:

(In thousands)	Year Ended December 31, 2002	2001	2000
Minimum rentals	$ 25,246	$ 19,896	$ 15,589
Additional rentals	13,499	11,129	8,521
Sublease income	(250)	(157)	(137)
	$ 38,495	$ 30,868	$ 23,973

9. BENEFIT PLANS

Employee and Director Stock Option Plans and Warrants

Incentive Stock Plan. The Company has reserved 3,400,000 of its authorized shares of common stock for issuance pursuant to options granted and restricted stock awarded under the Orthodontic Centers of America, Inc. 1994 Incentive Stock Plan (the "Incentive Option Plan"). Options may be granted to officers, directors and employees of the Company for terms not longer than 10 years at prices not less than fair market value of the common stock on the date of grant. Granted options generally become exercisable in four equal installments beginning two years after the grant date and expire 10 years after the grant date. At December 31, 2002, options to purchase a total of 2,027,892 shares of the Company's common stock were outstanding under the Incentive Option Plan.

Non-Qualified Stock Option Plan for Non-Employee Directors. The Company has reserved 600,000 of its authorized shares of common stock for issuance pursuant to options granted and restricted stock awarded under the Orthodontic Centers of America, Inc. 1994 Non-Qualified Stock Option Plan for Non-Employee Directors (the "Director Option Plan"). The Director Option Plan provides for the grant of options to purchase 2,400 shares of common stock on January 1 of each year to each non-employee director serving the Company on such date, at prices equal to the fair market value of the common stock on the date of grant. Granted options generally become exercisable in four equal annual installments beginning two years after the grant date and expire 10 years after the grant date, unless canceled sooner due to termination of service or death. At December 31, 2002, options to purchase a total of 50,400 shares of the Company's common stock were outstanding under the Director Option Plan.

OrthAlliance Stock Option Plans. As a result of the merger with OrthAlliance, holders of stock options granted under OrthAlliance's stock option plans and holders of warrants to purchase shares of OrthAlliance's common stock became eligible to exercise those options and warrants for shares of the Company's common stock. The number of shares subject to those options and warrants, and their exercise price, were adjusted based on the exchange ratio in the merger of 0.10135. Holders of stock options granted under the OrthAlliance's Amended and Restated 1997 Employee Stock Option Plan, OrthAlliance's 2000 Employee Stock Option Plan, and OrthAlliance's 1997 Director Stock Option Plan had options to purchase 116,640 shares, 14,189 shares, and 29,898 shares, respectively, of the Company's common stock at December 31, 2001. In connection with OrthAlliance's initial public offering in 1997, OrthAlliance granted warrants to purchase shares of OrthAlliance's common stock. At December 31, 2001, warrants to purchase 55,096 shares of the Company's common stock were outstanding. According to the terms of these stock option plans and the warrants, all of the stock options outstanding under these plans and the warrants terminated during 2002. No options or warrants were exercised prior to the termination dates of these options or warrants during 2002. These OrthAlliance stock option plans have been terminated.

Pro Forma Disclosure for Employee Stock Options. SFAS No. 123, "Accounting for Stock-Based Compensation," requires the Company to disclose pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions.

	2002	2001	2000
Risk-free interest rate	6.30%	6.30%	6.52%
Dividend yield:			
Volatility factor	0.671	0.535	0.553
Weighted-average expected life	7.19 years	5.53 years	6.43 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, management believes that the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense over the option's vesting period. Had the Company's stock-based compensation plans been determined based on the fair value at the grant dates, the Company's net income and earnings per share would have been reduced to the pro forma amounts (before the effect of the change in accounting principle in 2000) indicated below:

(In thousands, except per share data)	2002	2001	2000
Income before cumulative effect of change in accounting principle, as reported	$ 58,196	$ 61,134	$ 47,722
Less stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	1,366	1,401	1,255
Pro forma net income	56,830	59,733	46,467
Net income per share:			
Basic, as reported	$ 1.14	$ 1.24	$ 0.99
Basic, pro forma	1.11	1.21	0.96
Diluted, as reported	1.13	1.21	0.96
Diluted, pro forma	1.10	1.19	0.93

Orthodontist Stock Options Plans

Restricted Stock Option Plan. The Company has reserved 2,000,000 of its authorized shares of common stock for issuance pursuant to options granted under the Orthodontic Centers of America, Inc. 1995 Restricted Stock Option Plan (the "Orthodontist Option Plan"). Options may be granted to orthodontists who own an Affiliated Practice which has a service or consulting agreement with the Company, at prices not less than 100% of the fair market value of the common stock on the date of grant. Granted options generally become exercisable in four equal annual installments beginning two years after grant date and expire 10 years after grant date. At December 31, 2002, options to purchase a total of 608,338 shares of the Company's common stock were outstanding under the Orthodontist Option Plan. Expense of approximately $52,000, $593,000 and $110,000 has been recognized for the Orthodontist Option Plan for the years ended December 31, 2002, 2001 and 2000, respectively.

OrthAlliance Orthodontist Stock Option Plans. OrthAlliance had two existing stock option plans available to its affiliated practitioners at the time of the OrthAlliance merger. As a result of the merger with OrthAlliance, holders of stock options granted under OrthAlliance's stock option plans became eligible to exercise those options for shares of the Company's common stock. The number of shares subject to those options, and their exercise price, were adjusted based on the exchange ratio in the merger of 0.10135.

At December 31, 2002, options to purchase 9,817 shares of the Company's common stock, based on the exchange ratio in the OrthAlliance merger, were outstanding under OrthAlliance's 1999 Orthodontist Stock Option Plan ("OrthAlliance 1999 Orthodontist Plan"), and options to purchase 8,849 shares of the Company's common stock, based on the exchange ratio in the OrthAlliance merger, were outstanding under OrthAlliance's 1997 Orthodontist Stock Option Plan ("OrthAlliance 1997 Orthodontist Plan"). Options granted under the OrthAlliance 1997 Orthodontist Plan and OrthAlliance 1999 Orthodontist Plan vested at grant, are exercisable in whole or in installments and expire five years and three years, respectively, from the grant date. The Company does not intend to grant any additional options under the OrthAlliance 1999 Orthodontist Plan or OrthAlliance 1997 Orthodontist Plan.

Orthodontist Incentive Programs

In connection with the merger with OrthAlliance and integration of the OrthAlliance Affiliated Practices, the Company implemented seven incentive programs. Under these programs, shares of the Company's common stock or promissory notes could be granted in installments to orthodontists and pediatric dentists who were owners and employees of professional entities that were parties to service, consulting or management service agreements with OrthAlliance and its subsidiaries and who, along with their professional entities, entered into an amendment to the Affiliated Practice's service, consulting or management service agreement and employment agreement or new service agreement. Participation in each of the programs was also conditioned upon, among other things, execution of a participation agreement and completion of the merger with OrthAlliance. Issuance of shares of the Company's common stock and payments under the promissory notes are made in annual installments and subject to certain conditions. Installment payments of shares of the Company's common stock and promissory notes under these incentive programs have been recorded as an intangible asset on the Company's consolidated balance sheet. The Company expects to record as an intangible asset future installments of shares of our common stock and promissory notes that may be paid under the incentive programs. Some of OrthAlliance's affiliated practitioners became eligible to participate in three of these incentive programs, the Stock Pool Program, Target Stock Program and the OrthAlliance Stockholder Value Program. None of the practitioners met the eligibility requirements to participate in the four other programs.

Stock Pool Program. To be eligible to participate in the Company's Stock Pool Program, as amended, the OrthAlliance affiliated practitioners must have entered into either an amendment to their service, consulting or management service agreement and an amendment to their employment agreement or a new Service Agreement with the Company. The amounts earned by participants are based on the amount of service fees paid to OrthAlliance or its subsidiaries, the number of months that they had been a party to a service, consulting or management service agreement with OrthAlliance or its subsidiaries, and the date on which they entered into the amendments or new Service Agreements.

Amounts earned under this plan are dependent on the amount of service or consulting fees paid to OrthAlliance. Fees paid to OrthAlliance during the twelve months after the merger must be at least 90% of the amount of service or consulting fees paid to OrthAlliance during and for the twelve calendar months immediately preceding the completion of the merger. However, if that 90% minimum target is not achieved in a particular twelve calendar month period, but is achieved during one of the subsequent twelve calendar month periods prior to the third anniversary of the OrthAlliance merger, then the installment of shares would be issuable at that time. Shares are issuable in three annual installments, with one-third of the shares to be issued following each of the first, second and third anniversaries of the completion of the OrthAlliance merger. There were nine participants at December 31, 2002 who were eligible to be granted up to a total of 11,225 shares of the Company's common stock.

A participant who entered into either an additional amendment to his or her service, consulting or management service agreement and an additional amendment to his or her employment agreement or a new business services agreement with the Company by a certain date could elect to receive a promissory note in lieu of all shares of the Company's common stock that such participant may otherwise be issued under the Stock Pool Program. As of December 31, 2002, 52 participants had elected to receive future payments during the next two years under promissory notes, if all conditions are met under this program, totaling $2.3 million instead of shares of common stock. During 2002, the Company paid approximately $1.2 million to affiliated practitioners under this program.

Target Stock Program. To be eligible to participate in the Company's Target Stock Program, as amended, the OrthAlliance affiliated practitioners must have entered into either an amendment to their service, consulting or management service agreement and an amendment to their employment agreement or a new Service Agreement. Under the Target Stock Program, the participants could be granted shares of the Company's common stock, or a promissory note at the Company's election, with a value equal to three times 70% of the amount of service fees that their respective professional entities paid OrthAlliance or its subsidiaries during the 12 months prior to completion of the OrthAlliance merger, provided that the amount of service fees they pay in the third year following completion of the merger is at least 70% greater than that amount. If the service fees increase by less than 70%, then the participant will receive a pro rata amount of shares of the Company's common stock or a promissory note. At December 31, 2002, there were 60 participants in the program. The total potential dollar value of the Company's common stock that may be issued under the program is approximately $22.5 million, if all conditions under this program are met.

Under the program, the number of shares to which a participant may be entitled is based upon the market price of the Company's common stock near the third anniversary of the OrthAlliance merger. Shares are issuable in four annual installments, with one-fourth of the shares to be issued following each of the fifth, sixth, seventh and eighth anniversaries of the completion of the OrthAlliance merger if the amount of service or consulting fees paid by the OrthAlliance affiliated practitioners and his or her professional entity to the Company during the twelve calendar months prior to that anniversary is at least 90% of the amount of service or consulting fees paid to OrthAlliance or its subsidiary during and for the twelve calendar months immediately preceding the completion of the OrthAlliance merger. However, if that 90% minimum target is not achieved in a particular twelve calendar month period, but is achieved during one of the subsequent twelve calendar month periods prior to the eighth anniversary of the OrthAlliance merger, then the installment of shares would be issuable at that time. If a participant entered into either an additional amendment to his or her service, consulting or management service agreement and an additional amendment to his or her employment agreement or a new Service Agreement with the Company by a certain date, then the dates on which shares of the Company's common stock may be issued to that participant under the Target Stock Program would be accelerated by one year (with one-fourth of the shares to be issued following each of the fourth, fifth, sixth and seventh anniversaries of the completion of the OrthAlliance merger).

Stockholder Value Program. To be eligible to participate in the OrthAlliance Stockholder Value Program, as amended, the OrthAlliance affiliated practitioners must have entered into an addendum to their service, consulting or management service agreement with OrthAlliance and its subsidiaries, in which they agreed to use the Company's systems upon completion of the merger, or have entered either into an amendment to their service, consulting or management service agreement and an amendment to their employment agreements or a new Service Agreement, and have received shares of OrthAlliance common stock as 50% or more of the consideration paid to them in connection with their initial affiliation with OrthAlliance or one of its subsidiaries.

Under the OrthAlliance Stockholder Value Program, the participants were eligible to receive a base amount of 2,000 shares of the Company's common stock and an additional number of shares of the Company's common stock based on the amount of service fees paid to OrthAlliance or its subsidiary during the 12 months ended March 31, 2001 and the amount of consideration paid to such participant in connection with his or her original affiliation with OrthAlliance or its subsidiary. Amounts earned under this program are based on the amount of service or consulting fees paid by the OrthAlliance affiliated practitioners and his or her professional entity to the Company during the twelve calendar months prior to that anniversary is at least 90% of the amount of service or consulting fees paid to OrthAlliance or its subsidiary during and for the twelve calendar months immediately preceding the completion of the OrthAlliance merger. However, if that 90% minimum target is not achieved in a particular twelve calendar month period, but is achieved during one of the subsequent twelve calendar month periods prior to the fifth anniversary of the OrthAlliance merger, then the installment of shares would be issuable at that time. If a participant entered into either an additional amendment to his or her service, consulting or management service agreement and an additional amendment to his or her employment agreement or a new Service Agreement with the Company by a certain date, then the dates on which shares of the Company's common stock may be issued to that participant under the OrthAlliance Stockholder Value Program would be accelerated by one year (with one-fourth of the shares to be issued following each of the first, second, third and fourth anniversaries of the completion of the OrthAlliance merger) and the participant could elect to receive a promissory note in lieu of all shares of the Company's common stock that the participant may otherwise be issued under the OrthAlliance Stockholder Value Program. As of December 31, 2002, 24 participants had elected to receive payments under promissory notes during the next three years totaling $4.5 million instead of shares of common stock, if all conditions are met under this program. During 2002, the Company paid $1.5 million to participants under this program.

During 2002, the Company implemented the Stock Pool II and Target Stock II incentive programs for OrthAlliance Affiliated Practices to integrate the OrthAlliance Affiliated Practices into the Company's system. To be eligible to participate in these incentive programs, a participant must, among other things, enter into an amendment to his or her service, consulting or management service agreement and an additional amendment to his or her employment agreement or a new Service Agreement with the Company.

Stock Pool II Program. Amounts to be issued under the Company's Stock Pool II Program, as amended, are based on service fees paid to OrthAlliance or its subsidiaries for the twelve months ended October 31, 2001. Participants in the program are eligible for awards that are payable, at their election, in shares of the Company's common stock or a promissory note. Awards under the program are subject to various conditions specified in the program and are issuable in four annual installments of 25% of the total amount to be issued if the amount of service or consulting fees paid by the OrthAlliance affiliated practitioners and his or her professional entity to the Company during the twelve calendar months prior to that installment date is at least 90% of the amount of service or consulting fees paid to OrthAlliance or its subsidiary during and for the twelve calendar months ending October 31, 2001. However, if that 90% minimum target is not achieved in a particular twelve calendar month period, but is achieved during the subsequent twelve calendar month periods immediately preceding a subsequent installment date, then the installment would be issuable at that time. If the required amendments to the service, consulting or management service agreements and employment agreement or the new service agreement were entered into by October 10, 2002, then the first annual installment was due on November 9, 2002. If the required amendments or new service agreement were entered into between October 2, 2002 and December 31, 2002, then the first annual installment will be due on the first anniversary of the amendment or new service agreement date.

During 2002, the Company paid $3.8 million to participants under this program. At December 31, 2002, there were 57 eligible participants in the Stock Pool II program who were eligible to receive future payments under promissory notes in an aggregate amount of up to $11.5 million, if all conditions are met under this program.

Target Stock II Program. Amounts to be issued under the Company's Target Stock II Program, as amended, are based on a value equal to three times the increase, up to 70%, in service fees paid to OrthAlliance in the third year following the completion of the OrthAlliance merger compared to service fees paid to OrthAlliance during the 12 months prior to the merger. Awards under the program are subject to various conditions specified in the program. These awards are issuable in four annual installments of 25% of the total amount to be issued if the amount of service or consulting fees paid by the OrthAlliance affiliated practitioners and his or her professional entity to the Company during the twelve calendar months prior to that installment date is at least 90% of the amount of service or consulting fees paid to OrthAlliance or its subsidiary during and for the twelve calendar months immediately preceding the OrthAlliance merger. However, if that 90% minimum target is not achieved in a particular twelve calendar month period, but is achieved during the subsequent twelve calendar month periods immediately preceding a subsequent installment date, then the installment would be issuable at that time. The first installment under the program is payable beginning on the fourth anniversary of the OrthAlliance merger. Awards are payable in shares of the Company's common stock or a promissory note, at the Company's election. At December 31, 2002, there were five eligible participants in the Target Stock II Program who were eligible to receive future payments under promissory notes totaling $2.5 million, if all conditions are met under this program.

Stock Purchase Programs

Orthodontist Stock Purchase Plan. Additionally, the Company has reserved 2,000,000 shares of common stock for issuance to affiliated orthodontists through a stock purchase program that allows participating affiliated orthodontists to acquire shares of common stock from the Company. Under the program, a participating orthodontist contractually commits, generally at the time they enter into a Service Agreement, to purchase a certain amount of the Company's common stock over a period of years. Shares under the program are purchased over a period of 12 years, with payments and issuance beginning two years after the participating orthodontist commits to purchase the shares. There are restrictions on transfer of shares purchased under this program, which lapse as to 2% of the shares in years 3, 4, and 5 following the commitment to purchase, as to 26% of the shares in year 6, as to 2% of the shares in years 7 and 8, as to 30% of the shares in year 9, as to 2% of the shares in years 10 and 11 and as to 30% of the shares in year 12.

During the year ended December 31, 2002, approximately 70,000 shares of the Company's common stock were issued under the program, and participating orthodontists had committed to purchase a total of 1,828,742 shares of the Company's common stock under the program at December 31, 2002.

Employee Stock Purchase Plan. The Company has reserved 200,000 of the authorized shares of its common stock for issuance under the Company's 1996 Employee Stock Purchase Plan (the "Employee Purchase Plan"), which allows participating employees of the Company to purchase shares of common stock from the Company through a regular payroll deduction of up to 10% of their respective normal monthly pay. Deducted amounts are accumulated for each participating employee and used to purchase the maximum number of whole shares of common stock at a price per share equal to 85% of the closing price of the common stock as reported on the New York Stock Exchange on the applicable purchase date or the first trading date of the year, whichever is lower. As of December 31, 2002, an aggregate of 48,890 shares had been issued under the Employee Purchase Plan.

Summary of Outstanding Options and Warrants

A summary of the Company's stock option and warrant activity, and related information for the years ended December 31, 2002, 2001 and 2000 follows:

	2002		2001		2000	
	Shares Subject To Options	Weighted Average Exercise Price	Shares Subject to Options/ Warrants	Weighted Average Exercise Price	Shares Subject To Options	Weighted Average Exercise Price
Options and warrants outstanding at beginning of year	3,468,821	$ 16.77	3,857,414	$ 12.28	4,333,585	$ 11.63
Options granted during year	238,705	21.33	475,128	15.35	302,466	15.33
Existing OrthAlliance options and warrants	N/A	N/A	234,489	75.93	N/A	N/A
Options exercised during year	(257,808)	4.08	(868,000)	12.50	(479,473)	10.49
Options and warrants forfeited/canceled during year	(701,236)	12.21	(230,210)	14.31	(299,164)	15.25
Options and warrants outstanding at end of year	2,748,482	13.75	3,468,821	16.77	3,857,414	12.28
Options and warrants exercisable at end of year	1,632,961	11.0	1,794,260	18.47	2,242,142	10.26
Weighted average fair value of options granted during the year		$ 12.14		$ 11.50		$ 11.31

The shares of the Company's common stock subject to options and warrants at December 31, 2002 were in the following exercise price ranges:

	Options and Warrants Outstanding			Options and Warrants Exercisable	
Exercise Price	Number of Shares Subject to Options/Warrants	Average Contractual Life (years)	Weighted Average Exercise Price	Number of Shares Subject to Options/Warrants	Weighted Average Exercise Price
$ 2.75 - $ 4.75	453,674	2.01	$ 3.19	453,674	$ 3.19
$ 5.22 - $ 11.00	107,627	5.72	8.12	66,822	6.90
$ 11.56 - $ 16.56	1,064,193	5.28	12.98	880,123	12.94
$ 17.38 - $ 24.19	859,167	5.90	19.83	197,921	18.61
$ 24.80 - $ 32.94	263,821	8.73	27.62	34,421	26.94

Defined Contribution Plan

The Company sponsors a 401(k) plan for all employees who have satisfied minimum service and age requirements. Employees may contribute up to 15% of their earnings to the plan. The Company matches 40% of an employee's contribution to the plan, up to a maximum of $600 per year. Matching contributions totaled $410,000, $342,000 and $292,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

At the date of the OrthAlliance merger, OrthAlliance sponsored a 401(k) plan for all eligible, non-highly compensated employees with at least twelve months of employment with OrthAlliance. The plan was merged into the Company's 401(k) plan in 2002.

10. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the consolidated deferred tax liabilities and assets were as follows:

(In thousands)	December 31, 2002	December 31, 2001
Deferred tax assets:		
Service fees receivable	$ –	$ 55,717
Service fee prepayments	3,192	4,240
Net operating losses	26,480	–
Accrued liabilities	7,066	3,245
Foreign currency	834	1,129
Total deferred tax assets	37,572	64,331
Deferred tax liabilities:		
Intangible assets	$ (7,337)	$ (3,243)
Property, equipment and improvements	(693)	(20)
Total deferred tax liabilities	(8,030)	(3,263)
Net deferred tax asset	$ 29,542	$ 61,068

Components of the provision (benefit) for income taxes (before the tax effect of the change in accounting principles in 2000) were as follows:

(In thousands)	Year Ended December 31, 2002	2001	2000
Current	$ (6,268)	$ 38,034	$ 36,341
Deferred	41,559	(961)	(7,792)
Total	$ 35,291	$ 37,073	$ 28,549

A reconciliation of income taxes computed at the federal statutory rates to the provision for income taxes (before the tax effect of the change in accounting principle in 2000) is:

(In thousands)	Year Ended December 31, 2002	2001	2000
Tax at federal statutory rates	$ 32,720	$ 34,372	$ 25,551
Other, primarily state income taxes	2,571	2,701	2,998
Total	$ 35,291	$ 37,073	$ 28,549

In April 2002, the Company filed an application with the Internal Revenue Service ("IRS") to change the Company's tax accounting method of recognizing revenue to conform to the Company's method of recognizing revenue for financial reporting purposes. The Company did not make any estimated federal income tax payments during 2002 based on the expectation that the change in accounting would alleviate the Company's tax liability for estimated tax installments for 2002. On January 10, 2003, the IRS granted the Company the requested change in tax accounting which reduced the Company's federal and state income tax liability by approximately $55.7 million. The Company has reduced the long-term deferred tax assets for the Company's federal and state income tax liability for 2002 and expects the deferred tax assets will offset a portion of federal and state income tax payable for 2003. The tax benefit from the change in tax accounting method does not have an effect on the Company's effective tax rate. If the net operating losses are not used, they will expire between 2017 and 2022.

In 2002, the Company recorded a tax benefit relating to the exercise of stock options in 2002 and 2001. The effect of this tax benefit was approximately $5.7 million, which is included in the line item captioned "Tax benefit from the exercise of stock options" in the Company's Statements of Shareholders' Equity.

11. TREASURY STOCK

On August 6, 2002, the Board of Directors of the Company approved a common stock repurchase program. Under the program, the Company may repurchase up to 2.0 million shares of the Company's common stock from time to time in the open market at prevailing market prices or in privately-negotiated transactions during the 18 months following approval of the repurchase program. In 2002, the Company repurchased approximately 1.1 million shares of the Company's common stock for an aggregate purchase price of approximately $15.0 million. The shares were repurchased in the open market at prevailing market prices using cash from operations. The repurchased shares are held in treasury for use in connection with the Company's stock option plans, stock programs, incentive programs and acquisitions, and for other general corporate purposes. The treasury stock is accounted for using the cost method. On January 2, 2003, the Company entered into a new credit facility that permits additional repurchases of shares of the Company's common stock under certain conditions.

12. NON-RECURRING RECRUITING EXPENSE

On April 30, 2002, the Company reached agreement with a former employee on the number of affiliated orthodontists that the former employee was credited with recruiting and the amount payable to the former employee in consideration for his prior services. These amounts had been disputed by the parties and were the subject of a lawsuit pending between the parties. On May 10, 2002, that lawsuit was dismissed, and the Company paid the former employee approximately $8.0 million in cash and forgave approximately $4.8 million of indebtedness owed by the former employee to the Company. These amounts have been included in the Company's Consolidated Statements of Income for 2002 as a non-recurring recruiting expense. The Company does not have similar recruiting arrangements with any other employee or affiliated practitioner.

13. NET INCOME PER SHARE

The calculation of net income per share is performed using the treasury stock method. Computations of basic and diluted earnings per share are presented below:

	Year Ended December 31,		
(In thousands)	2002	2001	2000
Numerator:			
Income before cumulative effect of accounting change for basic and diluted earnings per share	$ 58,196	$ 61,134	$ 47,722
Cumulative effect of changes in accounting principles, net of income tax benefit	–	–	(50,576)
Net income (loss) for basic and diluted earnings per share	$ 58,196	$ 61,134	$ (2,854)
Denominator:			
Denominator for basic earnings per share	51,255	49,235	48,412
Effect of dilutive securities	208	1,203	1,433
Denominator for diluted earnings per share	51,463	50,438	49,845

14. COMMITMENTS AND CONTINGENCIES

On October 24, 2002, the U.S. District Court for the Eastern District of Louisiana ordered the dismissal of the class action lawsuit alleging securities fraud filed against the Company and certain members of its senior management. In its ruling, the Court found that the plaintiffs had failed to allege sufficient facts to support their claim that the Company or its officers and directors violated federal securities laws. The Court also ruled that the plaintiffs will not be permitted to amend the lawsuit and dismissed the case with prejudice.

On May 12, 2000, two plaintiffs filed an action against the Company alleging that the Company breached an agreement to settle an earlier lawsuit by one of these plaintiffs regarding a proposed, but never completed, affiliation with that plaintiff, and that the Company fraudulently induced the plaintiff to settle the earlier lawsuit. A trial in this action was completed on March 13, 2002, and a judgment was rendered in favor of the plaintiffs, who were awarded compensatory and punitive damages and attorneys fees. The Company and the plaintiffs entered into a settlement agreement in February 2003, and filed for dismissal of the lawsuit. The Company has adequately reserved for the amounts paid to settle this matter, which did not have a material adverse effect on the Company's financial position and results of operations.

Approximately 46 OrthAlliance Affiliated Practices have filed actions against OrthAlliance that were pending in courts in a number of states as of December 31, 2002. In these lawsuits, the plaintiffs have generally alleged that OrthAlliance breached their respective service, management service or consulting agreements with OrthAlliance, and that these agreements and the employment agreements between the practitioners and their professional corporations violate state laws prohibiting fee splitting and the corporate practice of dentistry. Certain of the plaintiffs have also alleged that OrthAlliance fraudulently induced the plaintiffs to enter into the service, management service or consulting agreements, that OrthAlliance breached a fiduciary duty allegedly owed to the plaintiffs and that OrthAlliance has been unjustly enriched under these agreements. The plaintiffs seek, among other things, actual or compensatory damages, an accounting of fees paid to OrthAlliance under their service, management service and consulting agreements and a recovery of amounts improperly paid, a declaratory judgement that their service, management service or consulting agreements and their employment agreements (including the covenants not to compete) are illegal or against public policy and therefore void and unenforceable, a declaratory judgment that the service, management service and consulting agreements are not assignable by OrthAlliance, rescission of those agreements, an award of attorneys fees and, in some cases, punitive damages. In one of the lawsuits, the plaintiffs also seek to revoke amendments to their respective employment agreements and service, management service or consulting agreements, which they executed in connection with the OrthAlliance merger, and to form a class of other OrthAlliance affiliated practices that entered into similar amendments in connection with the merger. The plaintiffs in this lawsuit also allege that they were wrongfully induced into signing the amendments based on misrepresentations about the Company's business model and common stock and the benefits of being affiliated with the Company, and that the amendments were revocable until after the effective date of a registration statement relating to various incentive programs that the Company offered to OrthAlliance affiliated practices. OrthAlliance has filed counterclaims against the plaintiffs in these actions, in which OrthAlliance generally alleges that the plaintiffs have breached their service, management service and consulting agreements, that OrthAlliance detrimentally relied on the plaintiffs' statements and actions in entering into these agreements, that the plaintiffs have been unjustly enriched under these agreements and that the individual plaintiffs have tortiously interfered with OrthAlliance's contractual relations with the professional corporation plaintiffs. In these counterclaims, OrthAlliance generally seeks damages, specific performance of the agreements and attorneys fees.

The Company intends to vigorously defend each of the lawsuits pending against OrthAlliance, and believes that it has meritorious defenses in these cases. Litigation is, however, inherently uncertain, and the Company cannot assure you that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages that it might incur. The Company has not recorded a reserve for these pending lawsuits. Regardless of the outcome of these lawsuits, they could be costly and time-consuming, and could divert the time and attention of management.

The Company and its subsidiaries and Affiliated Practices are, and from time to time may become, party to other litigation or administrative proceedings which arise in the normal course of their business.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the years ended December 31, 2002 and 2001.

	Quarter Ended			
(In thousands, except per share data)	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Fee revenue	$ 111,323	$ 113,432	$ 112,738	$ 102,113
Operating profit	31,034	20,394	32,368	15,690
Net income	18,494	12,082	18,869	8,749
Net income per share:				
Basic	$ 0.36	$ 0.24	$ 0.37	$ 0.17
Diluted	0.36	0.23	0.37	0.17

	Quarter Ended			
(In thousands, except per share data)	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Fee revenue	$ 77,484	$ 82,228	$ 86,840	$ 104,402
Operating profit	23,202	25,153	25,454	30,156
Net income	13,828	14,826	15,178	17,302
Net income per share:				
Basic	$ 0.28	$ 0.30	$ 0.31	$ 0.35
Diluted	0.28	0.30	0.30	0.34

During the second quarter of 2002, the Company recorded a non-recurring recruiting expense of $12.8 million ($8.0 million, net of income tax benefit) for amounts paid to a former employee for past recruiting services.

During 2002, a total of 34 OrthAlliance affiliated practices that were paying service fees in the fourth quarter of 2001 discontinued paying service fees required under their service, consulting or management service agreements, including 26 in the third and fourth quarters of 2002. This resulted in a decrease in fee revenue during the fourth quarter of 2002 compared to the fourth quarter of 2001. During the fourth quarter of 2002, the Company incurred additional expense of $2.3 million ($1.4 million net of income tax benefit) related to uncollectible advances to Affiliated Practices and other receivables, and $1.9 million ($1.2 million net of income tax benefit) from asset impairments.

The Company's change in revenue recognition pursuant to SAB No. 101, "Revenue Recognition in Financial Statements" effective January 1, 2000 resulted in a cumulative effect of a change in accounting principle of $50.6 million, net of tax. A portion of the adjustment was recognized as revenue in 2001 in the following amounts: $9.5 million during the quarter ended March 31, 2001, $7.4 million during the quarter ended June 30, 2001, $5.2 million during the quarter ended September 30, 2001 and $1.8 million during the quarter ended December 31, 2001.

Board of Directors



Bartholomew F. Palmisano, Sr.
Chairman of the Board of Directors

Bartholomew F. Palmisano, Sr. has served as Chairman and Chief Executive Officer of the Company since July 2000 and as President since October 1999. Previously, he served as Co-Chief Executive Officer from September 1998 to July 2000. He has served as a Director of the Company since its inception. Mr. Palmisano served as Chief Financial Officer, Senior Vice President, Secretary and Treasurer of the Company from its inception until September 1998. Mr. Palmisano is a licensed public accountant and attorney.



Dr. Dennis J.L. Buchman
Director

Dr. Dennis J.L Buchman is a 1977 graduate of the University of Florida's Dental Program and received his Master of Science Degree and Orthodontic Certificate from West Virginia University in 1979. He was affiliated with Orthodontic Centers of America at the time of its initial public offering in December 1994 and now serves as the Company's Executive Vice President for Doctor Relations. Dr. Buchman is a member of the American Association of Orthodontists, the Southern Society of Orthodontists and the Florida Society of Orthodontists.



Dr. Hector M. Bush
Director

Dr. Hector M. Bush graduated from the University of Pittsburgh School of Dentistry in 1991, completed his certification program in general dentistry at the Medical College of Pennsylvania in 1992, and received his certification in orthodontics from Howard University in 1994. Dr. Bush has been affiliated with Orthodontic Centers of America since 1994, and has established one of the largest orthodontic practices in Central Georgia. Dr. Bush is a member of the American Dental Association, the American Association of Orthodontists and the Georgia Dental Association.



Dr. Jack P. Devereux, Jr.
Director

Dr. Jack P. Devereux, Jr. graduated from the Louisiana State University School of Dentistry in 1982 and earned a M.S. Degree in Orthodontics in 1985 from the University of North Carolina at Chapel Hill. Dr. Devereux is board certified, and has been practicing orthodontics in Slidell and New Orleans, Louisiana, since 1985. He has been affiliated with Orthodontic Centers of America since 1996. Dr. Devereux is a member of the New Orleans Dental Association, American Dental Association, Louisiana Association of Orthodontists, American Association of Orthodontists and a Diplomat of the American Board of Orthodontics.



Ashton J. Ryan, Jr. (1)
Director

Ashton J. Ryan, Jr. has served as a director of the Company since 1996. He is the President and Chief Executive Officer of FirsTrust Corporation in New Orleans, Louisiana. He was the President and Chief Executive Officer of First Bank and Trust from 1998 through 2000 and Senior Executive Vice President of First Commerce Corporation from 1995 through 1998. Mr. Ryan also served as a public accountant for a national accounting firm from 1971 to 1991, where he was also a partner from 1981 to 1991. Mr. Ryan is the Chairman of the Company's Audit Committee.



Dr. John J. Sheridan
Director

Dr. John J. Sheridan is currently a tenured professor of orthodontics at Louisiana State University School of Dentistry and a licensed orthodontist with over 34 years of experience. Dr. Sheridan is a member of the American Association of Orthodontists, the American Board of Orthodontics, the Council on Scientific Affairs of the AAO, the American Society of Dental Editors and the American Association of Dental Research. He has served as Associate Editor of both the American Journal of Orthodontics and the Journal of Clinical Orthodontics.



W. Dennis Summers
Director

W. Dennis Summers is the former Chairman of the Board of OrthAlliance, Inc., where he also served as its interim President and Chief Executive Officer until its merger with Orthodontic Centers of America in November 2001. He is a member of the State Bar of Georgia and a partner in the Atlanta office of the law firm of McGuireWoods LLP, specializing in corporate and business law. Mr. Summers is former Chairman of the Continuing Legal Education Committee of the Atlanta Bar Association for the State of Georgia and served on the Board of Directors of the Atlanta Volunteer Lawyers Foundation and the Atlanta Council of Young Lawyers. He graduated from the University of Georgia with a Bachelor's Degree in Business Administration and received his law degree from the University of Georgia School of Law.



David W. Vignes, CPA (1)
Director

David W. Vignes is a private consultant in the greater New Orleans area. Mr. Vignes retired in 2001 after serving 12 years as managing partner of Vignes & Macaluso, CPA, a business and tax accounting firm located in Metairie, Louisiana. Mr. Vignes began his accounting career with Price Waterhouse & Co. and has practiced public accounting since 1982. He received a Bachelor's Degree in Accounting from the University of Notre Dame College of Business Administration in 1980, where he was the valedictorian of the business college. Mr. Vignes earned his Masters Degree in Accounting from the University of New Orleans in 1982, where he was also the valedictorian.



Edward J. Walters (1)
Director

Edward J. Walters, Jr. has served as a director of the Company since 1994. He has been a partner in the Baton Rouge law firm of Moore, Walters, Thompson, Hoover, Thomas, Papillion & Cullens since 1976. He received his law degree from the Louisiana State University Law Center, where he is an adjunct professor of law. He is board certified in Civil Trial Advocacy by the National Board of Trial Advocacy.

(1) Member of Audit Committee.

Executive Management



Bartholomew F. Palmisano, Sr.
Chief Executive Officer, President & Chairman of the Board of Directors

Bartholomew F. Palmisano, Sr. has served as Chairman and Chief Executive Officer of the Company since July 2000 and as President since October 1999. Previously, he served as Co-Chief Executive Officer from September 1998. He has served as a Director of the Company since its inception. Mr. Palmisano served as Chief Financial Officer, Senior Vice President, Secretary, and Treasurer of the Company from its inception until September 1998. Mr. Palmisano is a licensed public accountant and attorney.



Dr. Dennis J.L. Buchman
Executive Vice President, Director

Dr. Dennis J.L.Buchman is a 1977 graduate of the University of Florida's Dental Program and received his Master of Science Degree and Orthodontic Certificate from West Virginia University in 1979. He was affiliated with Orthodontic Centers of America at the time of its initial public offering in December 1994 and now has served as the Company's Executive Vice President for Doctor Relations since March 2002. Dr. Buchman is a member of the American Association of Orthodontists, the Southern Society of Orthodontists and the Florida Society of Orthodontists.



Thomas J. Sandeman
Chief Financial Officer

Thomas J. Sandeman joined Orthodontic Centers of America as Chief Financial Officer in 2002. He most recently served as the Chief Financial Officer of Wall Street Deli, Inc. and previously served as Chief Financial Officer of Cucos, Inc.; as Vice President, Finance and Accounting of Entergy Integrated Solutions, Inc., a subsidiary of Entergy Corporation; and as Vice President of Financial Planning and Internal Audit of Ponderosa System, Inc.



Bartholomew F. Palmisano, Jr.
Chief Operations Officer

Bartholomew F. Palmisano, Jr. has served as Chief Operating Officer of the Company since October 2001. He served as the Company's Chief Financial Officer from September 1998 to October 2001. Mr. Palmisano was formerly Chief Information Officer of the Company from July 1994 to September 1998 and has been with Orthodontic Centers of America since December 1992. Mr. Palmisano earned a B.A. in economics and graduated with honors from Stanford University in 1992.

Corporate Information

Independent Public Accountants
Ernst & Young LLP
New Orleans, LA

Transfer Agent & Shareholder Services
EquiServe Trust Company N.A.
Jersey City, NJ
ph: (201) 324-1225
www.equiserve.com

Legal Counsel
Waller Lansden Dortch & Davis,
A Professional Limited
Liability Company
Nashville, TN

Annual Meeting
The annual meeting of stockholders of Orthodontic Centers of America, Inc. will be held on Thursday, May 22, 2003 at 10:00 a.m. (Central Time) at the Company's corporate office at 3850 N. Causeway Blvd., Suite 800, Metairie, LA.

Corporate Headquarters Office
3850 N. Causeway Blvd.
Suite 800
Metairie, LA 70002
ph: (504) 834-4392
fax: (504) 834-3663
toll free: (866) 765-8583

Additional Information
Upon written request, we will furnish stockholders, without charge, copies of quarterly information, additional copies of this annual report and copies of our Annual Report on Form 10-K (without exhibits) as filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2002. Additional information is also available on our Web site http://www.4braces.com.

Requests should be directed to:
Cory B. Armand
3850 N. Causeway Blvd.
Suite 800
Metairie, LA 70002
ph: (866) 765-8583
fax: (504) 620-3400

Stock Price Data
Our common stock is listed on the New York Stock Exchange under the symbol "OCA."

2002:	High	Low
First quarter	$ 31.33	$ 23.60
Second quarter	29.65	22.00
Third quarter	22.95	10.05
Fourth quarter	13.05	7.80

2001:	High	Low
First quarter	$ 31.31	$ 18.50
Second quarter	32.98	16.80
Third quarter	32.25	21.65
Fourth quarter	32.00	22.50

Glossary of Terms

"affiliation" means entering into a service agreement with a subsidiary of OCA, whereby the OCA subsidiary provides business services to the affiliated practice.

"affiliated practice" means an orthodontist or pediatric dentist and/or his or her professional corporation or other entity that are parties to a service agreement with a subsidiary of OCA.

"affiliated practitioner" means an orthodontist, pediatric dentist or general dentist who practices in an affiliated practice.

"billed patient fees receivable" means patient fees under patient contracts that have been billed to patients or third party payors.

"center" means an office in which affiliated practices operate and treat patients.

"general dentist" means a dentist who is licensed to practice general dentistry but does not have the requisite education or training to practice a dental specialty such as orthodontics or pediatric dentistry.

"new patient contract" means a patient contract that originates during the relevant quarter, year or other period.

"OCA" means Orthodontic Centers of America, Inc.

"OrthAlliance" means OrthAlliance, Inc., a wholly-owned subsidiary of OCA.

"patient case start" means that a patient has commenced orthodontic or pediatric dental treatment by an affiliated practice.

"patient contract" means an agreement between an affiliated practice and a patient for orthodontic or pediatric dental treatment.

"patient contract balance" means the total amount of patient or treatment fees under a patient contract over the term of treatment.

"service agreement" means a service, consulting, management service or similar long-term agreement between an affiliated practice and a subsidiary of OCA under which the OCA subsidiary provides business services to the affiliated practice in exchange for service fees.

"unbilled patient fees receivable" means patient fees under patient contracts that have been not yet been billed to patients or third party payors, in accordance with OCA's revenue recognition policy.


OCA
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3850 N. Causeway Blvd., Suite 800
Metairie, LA 70002
ph: (504) 834-4392
fax: (504) 834-3663